03004221

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Option One Mortgage Acceptance Corporation	0001025562
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, January 14, 2003, Series 2003-1	333-82832

Name of Person Filing the Document
(If Other than the Registrant)

RECD S.E.C.
JAN 21 2003
1086

PROCESSED
JAN 23 2003
THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 17, 2003

OPTION ONE MORTGAGE ACCEPTANCE CORPORATION

By: David S. Wells
Name:
Title: David S. Wells
Assistant Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 17, 2003

OPTION ONE MORTGAGE ACCEPTANCE CORPORATION

By: /s/ David S. Wells
Name: David S. Wells
Title: Assistant Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 17, 2003

OPTION ONE MORTGAGE ACCEPTANCE CORPORATION

By: /s/ David S. Wells
Name: David S. Wells
Title: Assistant Secretary

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

DESCRIPTION OF THE COLLATERAL
INITIAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Cut-Off Date Aggregate Principal Balance	$ 805,258,830.62	$50,063.85	$1,014,176.19
Number of Loans	4,715		
Average Original Loan Balance	$170,954.41	$50,150.00	$1,015,000.00
Average Current Loan Balance	$170,786.60	$50,063.85	$1,014,176.19
(1) Weighted Average Combined Original LTV	78.37%	15.50%	100.00%
(1) Weighted Average Gross Coupon	7.964%	5.250%	13.600%
(1) (2) Weighted Average Gross Margin	5.304%	2.900%	10.400%
(1) (2) Weighted Average Term to Next Rate Adjustment Date (months)	27	11	180
(1) Weighted Average Remaining Term to Maturity (months)	355	176	360
(1) (3) Weighted Average FICO Score	602	500	800

(1) Weighted Average reflected in Total.
(2) Adjustable Loans Only
(3) 98.90% of the Mortgage Loans have FICO Scores.

	Range	Percent of Cut-off Date Principal Balance
Product Type	Adjustable	72.12%
	Fixed	27.88%
Fully Amortizing Mortgage Loans		99.99%
Lien	First	99.28%
	Second	0.72%
Property Type	SFR	75.14%
	PUD	10.51%
	2-4 Family	9.87%
	Low Rise Condo	3.29%
	Manufactured Housing	0.73%
	High Rise Condo	0.46%
Occupancy Status	Owner Occupied	93.94%
	Non-Owner Occupied	4.60%
	Second Home	1.46%
Geographic Distribution	California	22.06%
	New York	14.05%
	Massachusetts	8.56%
	New Jersey	6.50%
	Florida	5.94%
Number of States (including DC)		49
Largest Zip Code Concentration	11236	0.34%
Loans with Mortgage Insurance		66.73%
Loans with Prepayment Penalties		79.37%

Range of Mortgage Coupons

Mortgage Coupons	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
5.250 - 5.500	2	$403,738.53	0.05%	50.06%	5.264%	640	62.96%	232	230	2
5.501 - 6.000	65	20,685,840.43	2.57	39.12	5.861	668	68.73	359	358	1
6.001 - 6.500	212	52,139,862.80	6.47	38.35	6.328	656	73.32	354	353	1
6.501 - 7.000	495	110,000,413.54	13.66	40.89	6.831	633	76.70	354	353	1
7.001 - 7.500	632	126,300,719.59	15.68	40.17	7.305	626	80.20	357	356	1
7.501 - 8.000	884	164,385,641.48	20.41	39.82	7.815	606	79.92	358	357	1
8.001 - 8.500	664	108,233,897.92	13.44	39.54	8.299	584	79.93	358	357	1
8.501 - 9.000	660	96,948,885.27	12.04	39.31	8.788	571	79.86	358	356	1
9.001 - 9.500	386	49,626,523.43	6.16	39.37	9.283	557	79.19	356	355	1
9.501 - 10.000	338	38,491,126.64	4.78	39.19	9.789	548	77.89	357	356	1
10.001 - 10.500	130	14,585,213.20	1.81	41.09	10.304	547	77.15	352	350	1
10.501 - 11.000	124	12,260,267.14	1.52	37.69	10.749	548	74.59	342	341	1
11.001 - 11.500	50	4,922,912.35	0.61	42.19	11.279	541	69.24	326	325	1
11.501 - 12.000	43	4,033,888.45	0.50	39.16	11.828	545	68.12	337	335	2
12.001 - 12.500	17	1,261,512.54	0.16	40.23	12.186	533	68.41	327	326	1
12.501 - 13.000	10	758,478.70	0.09	40.37	12.699	539	70.54	282	280	2
13.001 - 13.500	2	140,924.38	0.02	38.31	13.252	547	84.92	299	298	1
13.501 - 13.600	1	78,984.23	0.01	43.01	13.600	534	36.74	360	359	1
Total:	**4,715**	**$805,258,830.62**	**100.00%**	**39.75%**	**7.964%**	**602**	**78.37%**	**356**	**355**	**1**

Combined Original Loan-to-Value Ratio

Combined Original LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
15.50 - 20.00	3	$195,275.88	0.02%	30.70%	7.459%	636	16.28%	197	196	1
20.01 - 25.00	9	767,841.08	0.10	36.35	7.634	608	23.00	360	359	1
25.01 - 30.00	6	515,303.06	0.06	30.29	7.573	609	27.58	360	358	2
30.01 - 35.00	17	3,940,621.00	0.49	36.58	6.982	677	32.22	351	349	1
35.01 - 40.00	16	1,908,324.78	0.24	33.61	7.751	606	38.47	352	351	1
40.01 - 45.00	24	3,447,214.05	0.43	38.54	7.094	599	43.27	342	341	1
45.01 - 50.00	43	6,193,852.62	0.77	34.91	7.549	610	48.69	345	344	1
50.01 - 55.00	88	14,081,071.41	1.75	35.56	7.942	585	52.82	357	355	1
55.01 - 60.00	162	27,233,308.07	3.38	37.73	7.856	579	57.98	356	354	1
60.01 - 65.00	344	57,434,232.51	7.13	40.17	8.052	581	63.43	352	351	1
65.01 - 70.00	405	73,689,589.98	9.15	38.95	7.818	589	68.76	354	352	1
70.01 - 75.00	570	96,758,933.67	12.02	40.02	8.076	578	74.03	357	355	1
75.01 - 80.00	1,479	247,839,335.44	30.78	39.33	8.014	589	79.56	357	356	1
80.01 - 85.00	352	58,412,759.05	7.25	39.34	7.965	610	84.48	356	355	1
85.01 - 90.00	687	126,075,128.37	15.66	41.61	7.978	626	89.70	358	357	1
90.01 - 95.00	453	78,643,025.56	9.77	40.46	7.909	650	94.77	358	357	1
95.01 - 100.00	57	8,123,014.09	1.01	39.62	7.768	713	99.63	346	344	2
Total:	**4,715**	**$805,258,830.62**	**100.00%**	**39.75%**	**7.964%**	**602**	**78.37%**	**356**	**355**	**1**

Cut-off Date Principal Balance

Principal Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
50,063.85 - 75,000.00	848	$52,948,381.10	6.58%	35.33%	8.929%	586	76.38%	345	344	1
75,000.01 - 100,000.00	718	62,994,796.69	7.82	36.88	8.577	589	77.49	352	350	1
100,000.01 - 125,000.00	613	68,857,671.47	8.55	38.29	8.462	589	79.41	356	355	1
125,000.01 - 150,000.00	518	71,021,843.88	8.82	38.73	8.195	584	78.28	357	356	1
150,000.01 - 175,000.00	375	60,752,767.25	7.54	38.68	8.082	590	77.85	356	355	1
175,000.01 - 200,000.00	327	61,256,572.76	7.61	40.08	8.019	583	77.78	357	356	1
200,000.01 - 225,000.00	225	48,003,316.42	5.96	39.90	8.068	591	79.41	360	359	1
225,000.01 - 250,000.00	161	38,332,875.52	4.76	40.66	7.968	589	78.33	358	357	1
250,000.01 - 275,000.00	119	31,213,036.82	3.88	40.89	7.977	594	79.13	358	356	1
275,000.01 - 300,000.00	87	24,950,946.76	3.10	41.21	7.835	592	78.94	356	355	1
300,000.01 - 325,000.00	161	50,492,194.34	6.27	40.88	7.632	619	81.49	358	357	1
325,000.01 - 350,000.00	135	45,590,543.66	5.66	41.64	7.580	621	79.30	358	356	1
350,000.01 - 375,000.00	107	38,723,677.98	4.81	44.81	7.550	621	81.37	359	357	1
375,000.01 - 400,000.00	110	42,913,731.60	5.33	40.79	7.529	631	78.41	355	354	1
400,000.01 - 425,000.00	48	19,771,824.48	2.46	41.42	7.434	639	80.95	360	359	1
425,000.01 - 450,000.00	45	19,674,241.18	2.44	38.66	7.407	631	81.88	356	355	1
450,000.01 - 475,000.00	22	10,142,908.92	1.26	39.94	7.116	623	80.14	360	359	1
475,000.01 - 500,000.00	43	21,185,343.48	2.63	38.49	7.463	643	77.99	360	359	1
500,000.01 - 525,000.00	6	3,121,028.56	0.39	40.56	7.952	589	79.98	360	358	2
525,000.01 - 550,000.00	4	2,167,310.16	0.27	38.67	6.903	609	63.30	360	358	2
550,000.01 - 575,000.00	3	1,686,321.75	0.21	33.32	6.622	648	72.86	360	359	1
575,000.01 - 600,000.00	6	3,512,453.53	0.44	43.91	6.493	658	72.48	360	358	2
600,000.01 - 625,000.00	3	1,852,719.68	0.23	49.59	6.264	617	69.12	360	359	1
625,000.01 - 650,000.00	4	2,573,736.98	0.32	43.67	6.770	644	75.85	360	359	1
650,000.01 - 675,000.00	7	4,671,803.26	0.58	41.85	7.211	618	66.89	360	359	1
675,000.01 - 700,000.00	2	1,368,552.84	0.17	29.77	6.263	638	75.02	360	358	2
725,000.01 - 750,000.00	4	2,996,169.16	0.37	47.69	6.298	627	60.84	360	359	1
750,000.01 - 775,000.00	2	1,520,704.16	0.19	47.04	6.871	624	66.18	360	359	1
800,000.01 - 825,000.00	1	804,197.08	0.10	32.92	5.990	678	70.00	360	359	1
825,000.01 - 850,000.00	3	2,497,585.41	0.31	54.94	6.168	671	57.56	360	359	1
900,000.01 - 925,000.00	2	1,827,796.53	0.23	33.94	7.252	640	70.87	360	359	1
925,000.01 - 950,000.00	3	2,841,525.99	0.35	36.57	6.534	633	56.57	360	359	1
975,000.01 - 1,000,000.00	2	1,976,075.03	0.25	44.92	6.475	670	68.41	360	359	1
1,014,176.19	1	1,014,176.19	0.13	45.65	7.050	609	70.00	360	359	1
Total:	**4,715**	**$805,258,830.62**	**100.00%**	**39.75%**	**7.964%**	**602**	**78.37%**	**356**	**355**	**1**

Original Term to Maturity

Original Term to Maturity	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
180	94	$10,319,933.39	1.28%	37.84%	8.124%	626	72.67%	180	179	1
240	91	9,488,872.89	1.18	40.16	8.950	627	72.84	240	239	1
360	4,530	785,450,024.34	97.54	39.77	7.950	602	78.51	360	359	1
Total:	**4,715**	**$805,258,830.62**	**100.00%**	**39.75%**	**7.964%**	**602**	**78.37%**	**356**	**355**	**1**

Remaining Term to Maturity

Remaining Term to Maturity	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
176 - 180	94	$10,319,933.39	1.28%	37.84%	8.124%	626	72.67%	180	179	1
236 - 240	91	9,488,872.89	1.18	40.16	8.950	627	72.84	240	239	1
346 - 350	2	241,290.13	0.03	43.37	9.044	552	85.92	360	348	12
351 - 355	10	1,320,697.45	0.16	38.57	9.084	593	85.57	360	353	7
356 - 360	4,518	783,888,036.76	97.35	39.77	7.947	602	78.49	360	359	1
Total:	**4,715**	**$805,258,830.62**	**100.00%**	**39.75%**	**7.964%**	**602**	**78.37%**	**356**	**355**	**1**

FICO Score

FICO Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
751 - 800	83	$19,347,713.77	2.40%	37.96%	7.067%	766	77.02%	354	352	1
701 - 750	247	52,673,192.42	6.54	38.99	7.315	721	84.90	356	354	1
651 - 700	608	124,618,921.44	15.48	40.81	7.328	671	82.17	354	353	1
601 - 650	1,005	183,567,866.63	22.80	39.30	7.503	625	80.49	356	355	1
551 - 600	1,197	196,119,768.39	24.35	39.52	8.127	574	76.13	356	355	1
501 - 550	1,471	217,907,458.34	27.06	40.20	8.762	527	75.20	358	357	1
Equal to 500	17	2,175,623.33	0.27	41.39	8.918	500	73.68	360	359	1
Not Available	87	8,848,286.30	1.10	36.54	8.780	0	73.64	359	358	1
Total:	**4,715**	**$805,258,830.62**	**100.00%**	**39.75%**	**7.964%**	**602**	**78.37%**	**356**	**355**	**1**

Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
A	1,025	$162,376,589.03	20.16%	39.12%	8.212%	564	77.52%	357	356	1
AA	2,068	389,819,436.64	48.41	39.76	7.602	613	79.09	355	354	1
AA+	567	106,720,034.97	13.25	40.60	7.470	698	85.57	355	353	1
B	687	100,680,093.56	12.50	40.38	8.632	545	73.86	358	357	1
C	229	29,139,063.18	3.62	38.46	9.480	538	70.34	360	358	1
CC	139	16,523,613.24	2.05	39.86	10.492	547	64.70	358	357	1
Total:	**4,715**	**$805,258,830.62**	**100.00%**	**39.75%**	**7.964%**	**602**	**78.37%**	**356**	**355**	**1**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
SFR - Detached	3,640	$602,908,827.74	74.87%	39.73%	7.978%	596	77.85%	356	355	1
PUD - Detached	397	82,304,959.13	10.22	39.73	7.676	620	81.15	358	356	1
2-4 Family - Detached	346	72,856,937.18	9.05	40.11	8.036	625	78.69	356	355	1
Low Rise Condo - Attached	185	26,456,275.35	3.29	39.49	8.063	611	80.07	358	357	1
2-4 Family - Attached	30	6,623,762.87	0.82	41.29	8.163	614	76.51	358	357	1
MF Housing - Detached	71	5,896,737.61	0.73	37.78	8.651	607	82.99	357	356	1
High Rise Condo - Attached	16	3,722,270.69	0.46	37.57	7.792	661	77.72	360	359	1
PUD - Attached	16	2,315,357.63	0.29	40.08	8.338	589	73.17	360	358	2
SFR - Attached	14	2,173,702.42	0.27	39.12	8.824	551	83.57	360	359	1
Total:	**4,715**	**$805,258,830.62**	**100.00%**	**39.75%**	**7.964%**	**602**	**78.37%**	**356**	**355**	**1**

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	4,369	$756,481,058.35	93.94%	39.78%	7.948%	599	78.38%	356	355	1
Non-Owner Occupied	282	37,056,282.47	4.60	39.27	8.316	648	78.29	357	355	1
Second Home	64	11,721,489.80	1.46	39.22	7.881	627	77.60	355	354	1
Total:	**4,715**	**$805,258,830.62**	**100.00%**	**39.75%**	**7.964%**	**602**	**78.37%**	**356**	**355**	**1**

Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full Documentation	2,932	$478,396,012.80	59.41%	40.67%	7.829%	599	79.36%	356	355	1
Stated Income Documentation	1,740	319,227,121.97	39.64	38.76	8.159	607	76.97	356	355	1
Lite Documentation	37	6,842,605.17	0.85	37.01	8.284	606	72.84	357	356	1
No Doc	6	793,090.68	0.10	0.00	8.039	742	88.58	360	360	0
Total:	**4,715**	**$805,258,830.62**	**100.00%**	**39.75%**	**7.964%**	**602**	**78.37%**	**356**	**355**	**1**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
C/O Refi	3,185	$542,909,954.69	67.42%	40.16%	7.938%	593	76.57%	355	354	1
Purchase	1,145	197,012,321.90	24.47	38.97	8.032	630	84.05	359	358	1
R/T Refi	385	65,336,554.03	8.11	38.70	7.968	599	76.12	356	355	1
Total:	**4,715**	**$805,258,830.62**	**100.00%**	**39.75%**	**7.964%**	**602**	**78.37%**	**356**	**355**	**1**

Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2/28 ARM	3,041	$529,404,729.39	65.74%	39.76%	8.066%	586	78.96%	360	359	1
30 Y FIX	1,137	205,134,002.35	25.47	40.03	7.628	644	77.36	360	359	1
3/27 ARM	272	39,165,544.64	4.86	38.49	8.028	584	78.26	360	359	1
15/15 ARM	79	11,438,225.90	1.42	40.08	8.077	597	78.88	360	359	1
15 Y FIX	88	9,815,899.56	1.22	38.35	8.094	627	72.17	180	179	1
20 Y FIX	91	9,488,872.89	1.18	40.16	8.950	627	72.84	240	239	1
2/13 ARM	6	756,114.21	0.09	36.44	8.022	613	84.17	253	252	1
15/30 BALLOON	1	55,441.68	0.01	42.37	11.125	678	100.00	180	177	3
Total:	**4,715**	**$805,258,830.62**	**100.00%**	**39.75%**	**7.964%**	**602**	**78.37%**	**356**	**355**	**1**

Amortization

Amortization	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Balloon	1	$55,441.68	0.01%	42.37%	11.125%	678	100.00%	180	177	3
Fully Amortizing	4,714	805,203,388.94	99.99	39.75	7.964	602	78.37	356	355	1
Total:	**4,715**	**$805,258,830.62**	**100.00%**	**39.75%**	**7.964%**	**602**	**78.37%**	**356**	**355**	**1**

Lien

Lien Position	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	4,644	$799,469,829.92	99.28%	39.74%	7.943%	602	78.42%	357	356	1
2	71	5,789,000.70	0.72	40.98	10.896	591	71.41	227	225	2
Total:	**4,715**	**$805,258,830.62**	**100.00%**	**39.75%**	**7.964%**	**602**	**78.37%**	**356**	**355**	**1**

Prepayment Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	986	$166,154,063.19	20.63%	38.94%	8.130%	595	76.60%	354	353	1
12	193	43,671,774.43	5.42	39.11	7.711	628	76.36	349	348	1
24	2,475	420,948,676.08	52.27	39.88	8.040	589	79.74	360	358	1
30	11	2,299,316.27	0.29	42.25	7.602	638	80.16	360	359	1
36	1,047	171,889,940.93	21.35	40.50	7.683	634	77.20	352	351	1
60	3	295,059.72	0.04	36.74	8.742	520	79.35	360	353	7
Total:	**4,715**	**$805,258,830.62**	**100.00%**	**39.75%**	**7.964%**	**602**	**78.37%**	**356**	**355**	**1**

Geographic Distribution

Geographic Distribution	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	717	$177,650,257.15	22.06%	41.97%	7.458%	617	76.90%	357	355	1
New York	480	113,128,878.92	14.05	39.49	7.958	592	75.36	354	353	1
Massachusetts	302	68,922,104.55	8.56	38.75	7.751	614	76.45	358	357	1
New Jersey	257	52,332,973.05	6.50	40.46	8.006	596	78.15	355	353	1
Florida	371	47,852,042.36	5.94	38.85	8.612	600	79.97	357	356	1
Texas	225	31,419,356.77	3.90	39.07	7.972	608	78.40	353	351	1
Illinois	190	29,596,284.42	3.68	41.72	8.368	587	80.17	359	358	1
Michigan	227	24,994,170.69	3.10	38.23	8.335	585	78.88	359	358	1
Virginia	127	24,538,577.21	3.05	40.82	7.911	605	80.49	356	355	1
Colorado	134	23,825,052.79	2.96	40.00	7.745	604	80.49	357	356	1
Georgia	149	18,423,030.40	2.29	37.33	8.718	580	82.66	360	358	1
Pennsylvania	159	18,198,641.26	2.26	36.80	8.212	591	81.17	355	354	1
Ohio	175	18,108,669.89	2.25	37.67	8.430	585	80.91	357	356	1
Maryland	76	14,248,896.68	1.77	39.62	7.967	608	82.12	358	357	1
Connecticut	81	14,112,101.55	1.75	37.57	8.010	608	78.17	356	355	1
Washington	74	13,452,517.21	1.67	39.58	7.744	601	80.92	355	353	1
Arizona	99	11,937,760.79	1.48	36.59	8.190	595	81.90	352	351	1
North Carolina	108	11,438,881.28	1.42	38.19	8.357	600	80.51	356	355	1
Rhode Island	59	9,306,304.13	1.16	42.39	7.976	588	76.61	358	357	1
Indiana	96	9,134,040.94	1.13	37.47	8.162	605	83.91	355	354	1
Minnesota	62	8,838,744.17	1.10	41.73	8.685	563	77.73	360	359	1
New Hampshire	42	7,406,142.22	0.92	39.57	8.419	602	79.83	360	359	1
Nevada	44	7,053,362.87	0.88	36.41	7.664	622	81.49	355	354	1
Maine	45	5,720,698.22	0.71	36.63	7.667	618	75.79	357	356	1
South Carolina	48	4,957,957.26	0.62	41.06	8.643	601	80.72	356	354	1
Missouri	49	4,842,316.82	0.60	40.99	8.391	615	81.47	358	357	1
Wisconsin	41	3,940,160.85	0.49	38.34	8.462	591	82.38	360	359	1
Oregon	27	3,891,507.74	0.48	41.55	8.048	598	82.68	352	351	1
Tennessee	38	3,379,872.38	0.42	36.92	9.009	568	81.14	337	335	1
Kentucky	33	3,051,350.26	0.38	37.52	8.550	587	81.12	360	359	1
Kansas	29	2,982,734.36	0.37	36.34	8.379	582	81.43	360	359	1
Louisiana	31	2,865,736.56	0.36	38.59	8.669	580	80.25	352	351	1
Utah	16	2,387,071.00	0.30	39.32	7.821	595	80.34	355	354	1
Delaware	12	1,818,699.41	0.23	41.47	7.794	663	89.55	360	359	1
Alabama	18	1,463,849.20	0.18	34.39	8.844	597	82.63	339	337	1
Vermont	14	1,400,843.33	0.17	40.36	8.392	579	74.75	360	359	1
New Mexico	8	1,356,716.63	0.17	36.57	7.212	620	77.81	360	359	1
Mississippi	11	927,731.86	0.12	27.97	9.334	564	79.05	360	359	1
Oklahoma	8	911,884.44	0.11	38.15	8.254	555	81.40	360	358	2
Idaho	7	707,367.44	0.09	41.09	7.477	597	80.14	360	359	1
Hawaii	1	459,563.53	0.06	0.00	6.250	654	73.02	360	359	1
Nebraska	4	389,262.88	0.05	39.69	7.629	614	81.90	360	359	1
Arkansas	5	370,129.74	0.05	34.46	7.815	610	87.87	327	326	1
Alaska	3	315,789.94	0.04	40.75	7.311	637	60.28	360	359	1
North Dakota	3	278,008.40	0.03	36.59	9.432	607	91.10	360	359	1
Wyoming	3	274,035.02	0.03	44.41	8.589	624	82.81	360	359	1
Iowa	4	242,599.24	0.03	37.97	9.264	574	71.77	360	359	1
South Dakota	2	230,257.14	0.03	42.99	6.770	556	84.33	360	359	1
Montana	1	173,895.67	0.02	0.00	8.550	581	75.65	360	359	1
Total:	**4,715**	**$805,258,830.62**	**100.00%**	**39.75%**	**7.964%**	**602**	**78.37%**	356	355	1

Range of Gross Margins – (Adjustable Loans Only)

Gross Margin	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2.900 - 3.000	7	$2,758,675.14	0.48%	46.47%	5.751%	658	66.49%	360	359	1
3.001 - 3.500	36	9,637,640.91	1.66	37.26	6.090	646	67.45	360	359	1
3.501 - 4.000	166	37,816,567.87	6.51	38.87	6.708	634	73.89	360	359	1
4.001 - 4.500	377	83,139,481.07	14.32	39.48	7.153	619	77.87	360	359	1
4.501 - 5.000	588	114,957,313.02	19.79	39.88	7.594	598	80.44	360	358	1
5.001 - 5.500	705	120,246,248.45	20.70	39.22	8.082	581	79.98	360	359	1
5.501 - 6.000	542	84,180,153.73	14.49	39.95	8.531	573	80.01	360	358	1
6.001 - 6.500	406	57,471,335.24	9.90	40.25	8.924	553	81.37	360	358	1
6.501 - 7.000	264	34,305,886.99	5.91	39.07	9.301	545	79.47	360	358	1
7.001 - 7.500	133	17,284,122.17	2.98	41.03	9.674	546	78.48	360	359	1
7.501 - 8.000	118	12,649,014.24	2.18	40.66	10.267	536	73.65	360	359	1
8.001 - 8.500	28	3,186,449.80	0.55	41.83	10.632	542	71.27	360	359	1
8.501 - 9.000	16	1,983,347.72	0.34	33.16	11.039	541	67.71	360	359	1
9.001 - 9.500	5	413,681.69	0.07	42.62	11.885	535	71.57	360	359	1
9.501 - 10.000	6	669,714.49	0.12	43.63	10.153	523	65.47	360	357	3
10.001 - 10.400	1	64,981.61	0.01	43.51	12.050	0	65.00	360	359	1
Total:	**3,398**	**$580,764,614.14**	**100.00%**	**39.67%**	**8.064%**	**586**	**78.92%**	**360**	**359**	**1**

Initial Periodic Rate Cap - (Adjustable Loans Only)

Initial Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
3.000	3,398	$580,764,614.14	100.00%	39.67%	8.064%	586	78.92%	360	359	1
Total:	**3,398**	**$580,764,614.14**	**100.00%**	**39.67%**	**8.064%**	**586**	**78.92%**	**360**	**359**	**1**

Periodic Rate Cap - (Adjustable Loans Only)

Periodic Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000	3,391	$578,605,063.03	99.63%	39.65%	8.064%	586	78.91%	360	359	1
1.500	7	2,159,551.11	0.37	45.27	7.896	700	80.78	360	357	3
Total:	**3,398**	**$580,764,614.14**	**100.00%**	**39.67%**	**8.064%**	**586**	**78.92%**	**360**	**359**	**1**

Range of Maximum Interest Rates – (Adjustable Loans Only)

Maximum Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
11.300 - 11.500	1	$115,868.18	0.02%	0.00%	5.300%	649	64.44%	360	359	1
11.501 - 12.000	46	13,452,133.06	2.32	40.43	5.824	645	71.05	360	359	1
12.001 - 12.500	114	27,242,550.66	4.69	38.30	6.332	628	77.19	360	359	1
12.501 - 13.000	280	63,393,204.35	10.92	39.85	6.838	615	78.14	360	359	1
13.001 - 13.500	419	84,332,426.54	14.52	39.97	7.303	611	80.89	360	358	1
13.501 - 14.000	641	120,988,479.91	20.83	39.97	7.813	594	79.64	360	359	1
14.001 - 14.500	525	86,973,786.55	14.98	39.57	8.278	573	79.39	360	359	1
14.501 - 15.000	549	84,039,437.49	14.47	39.49	8.735	567	79.72	360	359	1
15.001 - 15.500	314	42,363,712.85	7.29	39.75	9.229	552	79.50	360	358	1
15.501 - 16.000	268	31,586,751.21	5.44	39.00	9.759	542	77.63	360	359	1
16.001 - 16.500	91	10,607,921.36	1.83	40.78	10.266	543	76.15	359	358	1
16.501 - 17.000	74	7,760,182.99	1.34	35.73	10.733	543	74.05	360	359	1
17.001 - 17.500	30	3,467,724.63	0.60	44.07	11.128	531	70.17	360	359	1
17.501 - 18.000	29	3,103,211.33	0.53	39.70	11.744	539	68.08	360	358	2
18.001 - 18.500	10	786,892.15	0.14	38.00	12.179	527	67.49	360	359	1
18.501 - 19.000	6	481,046.20	0.08	40.08	12.478	534	70.43	360	359	1
19.001 - 19.150	1	69,284.68	0.01	34.78	13.150	548	90.00	360	359	1
Total:	**3,398**	**$580,764,614.14**	**100.00%**	**39.67%**	**8.064%**	**586**	**78.92%**	**360**	**359**	**1**

Range of Minimum Interest Rates - (Adjustable Loans Only)

Minimum Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
5.300 - 5.500	1	$115,868.18	0.02%	0.00%	5.300%	649	64.44%	360	359	1
5.501 - 6.000	46	13,452,133.06	2.32	40.43	5.824	645	71.05	360	359	1
6.001 - 6.500	114	27,242,550.66	4.69	38.30	6.332	628	77.19	360	359	1
6.501 - 7.000	283	64,189,347.89	11.05	40.05	6.839	615	78.34	360	359	1
7.001 - 7.500	426	86,050,602.52	14.82	40.07	7.304	611	80.90	360	358	1
7.501 - 8.000	653	124,331,501.93	21.41	39.97	7.820	595	79.67	360	359	1
8.001 - 8.500	528	87,665,695.51	15.09	39.60	8.298	572	79.54	360	359	1
8.501 - 9.000	541	81,203,074.62	13.98	39.35	8.783	562	79.62	360	359	1
9.001 - 9.500	305	40,284,283.39	6.94	39.49	9.283	552	78.95	360	358	1
9.501 - 10.000	262	30,423,922.44	5.24	38.88	9.793	542	77.35	360	359	1
10.001 - 10.500	93	10,770,883.81	1.85	40.93	10.299	544	76.96	359	358	1
10.501 - 11.000	75	7,877,621.20	1.36	36.51	10.754	541	74.20	360	359	1
11.001 - 11.500	27	2,974,106.70	0.51	44.30	11.264	525	68.00	360	359	1
11.501 - 12.000	28	2,963,331.42	0.51	38.80	11.840	538	66.25	360	359	1
12.001 - 12.500	10	786,892.15	0.14	38.00	12.179	527	67.49	360	359	1
12.501 - 13.000	5	363,513.98	0.06	41.19	12.635	543	70.57	360	359	1
13.150	1	69,284.68	0.01	34.78	13.150	548	90.00	360	359	1
Total:	**3,398**	**$580,764,614.14**	**100.00%**	**39.67%**	**8.064%**	**586**	**78.92%**	**360**	**359**	**1**

Next Interest Adjustment Date - (Adjustable Loans Only)

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
December 1, 2003	1	$98,349.41	0.02%	0.00%	9.290%	590	80.00%	360	347	13
February 1, 2004	1	142,940.72	0.02	43.37	8.875	526	90.00	360	349	11
April 1, 2004	4	427,416.22	0.07	37.51	10.000	555	91.61	360	351	9
May 1, 2004	1	136,232.70	0.02	30.33	8.990	503	85.00	360	352	8
August 1, 2004	3	523,530.82	0.09	40.58	8.260	630	78.14	360	355	5
September 1, 2004	6	1,235,805.90	0.21	44.41	8.001	634	72.40	360	356	4
October 1, 2004	84	19,179,823.59	3.30	41.66	7.842	616	82.88	360	357	3
November 1, 2004	497	102,772,872.10	17.70	40.87	8.081	585	78.98	360	358	2
December 1, 2004	2,318	386,094,007.14	66.48	39.22	8.087	585	78.80	360	359	1
December 15, 2004	1	130,000.00	0.02	0.00	6.500	579	66.67	360	360	0
January 1, 2005	131	19,419,865.00	3.34	36.90	7.737	592	78.39	360	360	0
October 1, 2005	2	393,188.30	0.07	47.28	10.185	556	72.94	360	357	3
November 1, 2005	31	3,136,437.92	0.54	37.58	8.612	558	77.50	360	358	2
December 1, 2005	226	34,072,513.42	5.87	38.47	7.971	587	78.47	360	359	1
January 1, 2006	13	1,563,405.00	0.27	0.00	7.540	566	76.62	360	360	0
October 1, 2017	1	209,505.56	0.04	43.72	7.250	633	87.50	360	357	3
November 1, 2017	8	1,709,658.06	0.29	35.65	8.076	595	75.74	360	358	2
December 1, 2017	69	9,364,662.28	1.61	41.13	8.099	597	79.24	360	359	1
January 1, 2018	1	154,400.00	0.03	0.00	7.900	569	80.00	360	360	0
Total:	**3,398**	**$580,764,614.14**	**100.00%**	**39.67%**	**8.064%**	**586**	**78.92%**	**360**	**359**	**1**

OPTION ONE

MORTGAGE CORPORATION

Banc of America Securities

RBS Greenwich Capital

RMBS New Issue Term Sheet

$ 1,592,000,000 Certificates (approximate)

Option One Asset Backed Certificates, Series 2003-1

Offered Classes: A-1, A-2, M-1, M-2, M-3, & M-4

Option One Mortgage Acceptance Corporation

Depositor

Option One Mortgage Corporation

Originator and Master Servicer

January 8, 2003

Option One Mortgage Loan Trust, Asset Backed Certificates, Series 2003-1

Certificates

Class	*Expected* Approximate Size*	Interest Type	Principal Type	*Expected* WAL (yrs) *Call/Mat*	*Expected* Principal Window (mos) *Call/Mat*	*Expected* Last Distribution Date *Call/Mat****	*Expected* Ratings		
							Fitch	Moodys	S&P
A-1 **	500,000,000	Floating	Sen	2.93 / 3.14	1-83 / 1-185	Dec-09 / Jun-18	AAA	Aaa	AAA
A-2	908,000,000	Floating	Sen	2.99 / 3.21	1-83 / 1-186	Dec-09 / Jul-18	AAA	Aaa	AAA
M-1	72,000,000	Floating	Mezz	4.84 / 5.25	37-83 / 37-136	Dec-09 / May-14	AA	Aa2	AA
M-2	60,000,000	Floating	Mezz	4.83 / 5.13	37-83 / 37-120	Dec-09 / Jan-13	A+	A2	A
M-3	36,000,000	Floating	Mezz	4.76 / 4.82	37-83 / 37-96	Dec-09 / Jan-11	BBB+	Baa2	BBB+
M-4	16,000,000	Floating	Mezz	3.92 / 3.92	37-67 / 37-67	Aug-08 / Aug-08	BBB-	Baa3	BBB

* The Approximate Size is subject to a permitted variance in the aggregate of plus or minus 5%.
** The Class A-1 Certificates will be offered pursuant to the prospectus, however, will be excluded from this term sheet.
*** The Expected Last Distribution Date is calculated based on the Pricing Speed.

Structure:

(1) The Class A-1 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class A-2 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class M-1, Class M-2, Class M-3, and Class M-4 Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans.
(2) The margins on the Class A Certificates double and the margins on the Class M-1, Class M-2, Class M-3, and Class M-4 Certificates are equal to 1.5x the original margins after the Optional Termination Date.
(3) Each class of Offered Certificates will be subject to a Net WAC Rate as described herein.
(4) Classes M-1, M-2, M-3, and M-4 Certificates are not expected to receive principal distributions prior to the Stepdown Date.

Pricing Speed:

Adjustable-rate Mortgage Loans	**100% ARM PPC** 100% ARM PPC assumes that prepayments start at 4% CPR in month one, increase by approximately 1.348% each month to 35% CPR in month twenty-four, and remain at 35% CPR thereafter.
Fixed-rate Mortgage Loans	**115% FRM PPC** 100% FRM PPC assumes that prepayments start at 4% CPR in month one, increase by approximately 1.455% each month to 20% CPR in month twelve, and remain at 20% CPR thereafter.

Summary of Important Dates

Deal Information		*Collateral Information*	
Expected Pricing	01/10/2003	Cut-off Date	01/01/2003
Expected Settlement	01/15/2003	Next Payment	02/01/2003
First Distribution	02/25/2003	Accrual Period	Prior calendar month
Stepdown	02/27/2006		

Bond Information

Class	Record / Dated Date	Initial Accrual Days	Accrual Method	Delay Days	*Expected* Last Distribution Date (Call/Mat) *	Stated Maturity Date **
A-1	01/15/2003	0	Act/360	0	Dec-09 / Jun-18	February 2033
A-2	01/15/2003	0	Act/360	0	Dec-09 / Jul-18	February 2033
M-1	01/15/2003	0	Act/360	0	Dec-09 / May-14	February 2033
M-2	01/15/2003	0	Act/360	0	Dec-09 / Jan-13	February 2033
M-3	01/15/2003	0	Act/360	0	Dec-09 / Jan-11	February 2033
M-4	01/15/2003	0	Act/360	0	Aug-08 / Aug-08	February 2033

* The Expected Last Scheduled Distribution Date is calculated based on the Pricing Speed.
** The REMIC Maturity Date is the Distribution Date following the maturity date for the Mortgage Loan with the latest possible maturity date.

Contacts

Banc of America Securities LLC

Mortgage Trading/Syndicate		Tel: (704) 388-1597 Fax: (704) 335-5904
Chris Hentemann		chris.c.hentemann@bankofamerica.com
Rob Karr		robert.h.karr@bankofamerica.com
David Nagle		david.w.nagle@bankofamerica.com
Jeff Willoughby		jeff.t.willoughby@bankofamerica.com
Global ABS Group		Fax: (704) 388-9668
Daniel Goodwin	(704) 388-1153	daniel.b.goodwin@bankofamerica.com
Kirk Meyers	(704) 388-3148	kirk.b.meyers@bankofamerica.com
Michael Tri	(704) 388-8786	michael.l.tri@bankofamerica.com
Niki Hogue	(704) 387-1853	nikole.hogue@bankofamerica.com
Scott Shultz	(704) 387-6040	scott.m.shultz@bankofamerica.com
Jorge Panduro	(704) 386-0902	jorge.a.panduro@bankofamerica.com
Ramon Simms	(704) 388-1607	ramon.a.simms@bankofamerica.com
Rating Agencies		
Joseph Grohotolski – Moodys	(212) 553-4619	joseph.grohotolski@moodys.com
Scott Seewald – Fitch	(212) 908-0838	scott.seewald@fitchratings.com
Bridget Steers – S&P	(212) 438-2610	bridget_steers@sandp.com

SUMMARY OF TERMS

Title of Securities:	Option One Mortgage Loan Trust 2003-1, Asset Backed Certificates, Series 2003-1
Offered Certificates:	The Class A-1 Certificates and the Class A-2 Certificates (together, the "Class A Certificates"), the Class M-1, Class M-2, Class M-3, and Class M-4 Certificates (collectively the "Mezzanine Certificates")
Offering Type:	All the Offered Certificates will be offered publicly pursuant to a Prospectus.
Originator and Master Servicer:	Option One Mortgage Corporation
Trustee and Custodian:	Wells Fargo Bank Minnesota, N.A.
Depositor:	Option One Mortgage Acceptance Corporation
Co-Lead Managers:	Banc of America Securities LLC and Greenwich Capital Markets, Inc.
Co-Managers:	Banc One Capital Markets, Inc., J.P. Morgan Securities Inc, and UBS Warburg
PMI Insurer:	Radian Guaranty Inc. ("Radian").
Closing Date:	On or about January [15], 2003
Tax Status:	The Offered Certificates will be treated as evidencing ownership of debt instruments in a **REMIC** for federal income tax purposes.
ERISA Eligibility:	Each class of Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Offered Certificates are _not_ expected to constitute "mortgage related securities" for purposes of SMMEA.
Distribution Dates:	The 25th of each month, or if such day is not a business day, the next succeeding business day, beginning in February 2003.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (settle flat).
Day Count:	With respect to the Offered Certificates, Actual/360.
Payment Delay:	With respect to the Offered Certificates, 0 days.
Stepped Servicing Fees:	Approximately 0.30% of the aggregate principal balance of the mortgage loans for months 1 through 10 following the month of the Closing Date, approximately 0.40% of the aggregate principal balance of the mortgage loans for months 11 through 30 following the month of the Closing Date, approximately 0.65% of the aggregate principal balance of the mortgage loans for months 31 through 48 following the month of the Closing Date, and approximately 0.80% of the aggregate principal balance of the mortgage loans for months 49 and thereafter following the month of the Closing Date.
Trustee Fees:	Approximately 0.0030% per annum on the aggregate principal balance of the Mortgage Loans.

Cut-Off Date: For each Mortgage Loan in the mortgage pool on the Closing Date, (the "Initial Mortgage Loans") the later of (i) the origination date of each Mortgage Loan or (ii) the close of business January 1, 2003. For each Mortgage Loan subsequently acquired by the trust with funds from the Pre-Funding Accounts, the later of (i) the origination date or (ii) the first day of the month in which such loan was acquired.

Initial Mortgage Loans: As of the Cut-off Date, the aggregate principal balance of the Initial Mortgage Loans was approximately $805,258,830.62, of which: (i) approximately $427,190,417.56 consisted of a pool of conforming balance fixed-rate and adjustable-rate Mortgage Loans (the "Group I Initial Mortgage Loans") and (ii) approximately $378,068,413.06 consisted of a pool of conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "Group II Initial Mortgage Loans" and together with the Group I Initial Mortgage Loans, the "Initial Mortgage Loans"). See the attached collateral descriptions for additional information on the Initial Mortgage Loans.

Additional Mortgage Loans: On the Closing Date, approximately $395,795,223.31 of additional loans (other than the Initial Mortgage Loans) will be added to the trust, consisting of approximately of $395,795,223.31 of additional conforming and non-conforming, fixed-rate and adjustable-rate Mortgage Loans (the "Additional Group II Mortgage Loans", the "Additional Mortgage Loans"). The Additional Mortgage Loans will have similar characteristics to the Initial Mortgage Loans.

Group I Pre-Funding Amount: A Group I Pre-Funding Account will be established on the Closing Date into which no more than $140,991,400.61 will be deposited (the "Group I Pre-Funded Amount"). These funds will be used to purchase additional conforming balance fixed rate and adjustable rate Mortgage Loans for deposit in loan group I. On or prior to March 12, 2003 (the "Group I Pre-Funding Period"), the amounts on deposit in the Group I Pre-Funding Account will be used to purchase Additional Mortgage Loans (to the extent available) having similar characteristics as the Group I Initial Mortgage Loans (with any unused portion of the Group I Pre-Funded Amount to be distributed as principal to the A-1 Certificates). See "Description of the Collateral".

Group II Pre-Funding Amount: A Group II Pre-Funding Account (together with the Group I Pre-Funding Account, the "Pre-Funding Accounts") will be established on the Closing Date into which no more than $257,954,545.46 will be deposited (the "Group II Pre-Funded Amount"). These funds will be used to purchase additional conforming and non-conforming fixed rate and adjustable rate Mortgage Loans for deposit in loan group II. On or prior to March 12, 2003 (the "Group II Pre-Funding Period"), the amounts on deposit in the Group II Account will be used to purchase additional Mortgage Loans (to the extent available) having similar characteristics as the Group II Initial Mortgage Loans (with any unused portion of the Group II Pre-Funded Amount to be distributed as principal to the A-2 Certificates). See "Description of the Collateral".

Convertible Mortgage Loans: A small percentage of the Mortgage Loans are, at the borrower's option, subject to conversion during a certain period into fixed-rate Mortgage Loans (the "Convertible Mortgage Loans") at a rate not to exceed 600 basis points over the FNMA rate for thirty-year fixed-rate mortgage loans, only if certain conditions are met, for example, (a) the borrower has made timely payments on the Mortgage Loan during the twelve months immediately preceding the conversion date; (b) the borrower occupies the property; (c) the value of the property has not declined since the note date of the original loan; and (d) the borrower meets the Master Servicer's property and credit standards. *If a borrower exercises his or her right to convert the adjustable rate on a Convertible Mortgage Loan to a fixed rate, no party will have any obligation to repurchase such Convertible Mortgage Loan.*

Optional Termination Date: The Master Servicer will have the right to purchase all of the Group I and Group II Mortgage Loans and REO properties in the mortgage pool once the aggregate principal balance of the Mortgage Loans in both loan groups is less than or equal to 10% of the sum of the Cut-off Date principal balance of the Initial and Additional Mortgage Loans in both loan groups plus the original Group I Pre-Funded Amount and Group II Pre-Funded Amount. In the event the Master Servicer fails to exercise its right to such termination, the NIMS Insurer, if any, will have the ability to exercise the termination.

Monthly Master Servicer Advances: The Master Servicer will be obligated to advance its own funds in an amount equal to the aggregate of all payments of principal and interest (net of Servicing Fees) that were due during the related period on the Mortgage Loans. Advances are required to be made only to the extent they are deemed by the Master Servicer to be recoverable from related late collections, insurance proceeds, condemnation proceeds or liquidation proceeds.

CREDIT ENHANCEMENT

Credit Enhancement: Credit enhancement for the structure is provided by Excess Cashflow, overcollateralization, subordination, and the PMI Policy.

Certificate Credit Enhancement

(1) The Class A Certificates are enhanced by Excess Cashflow, subordination of the Mezzanine Certificates, and the Overcollateralization Amount.

(2) The Class M-1 Certificates are enhanced by Excess Cashflow, approximately 7.00% in subordinate certificates and the Overcollateralization Amount.

(3) The Class M-2 Certificates are enhanced by Excess Cashflow, approximately 3.25% in subordinate certificates and the Overcollateralization Amount.

(4) The Class M-3 Certificates are enhanced by Excess Cashflow, approximately 1.00% in subordinate certificates and the Overcollateralization Amount.

(5) The Class M-4 Certificates are enhanced by Excess Cashflow, and the Overcollateralization Amount.

PMI Policy: As of the Cut-off Date, approximately 66.73% of the Initial Mortgage Loans will be covered by a mortgage insurance policy (the "PMI Policy") issued by Radian. For each of those Mortgage Loans, Radian provides insurance coverage, subject to certain carveouts, down to 60% of the value of the related mortgaged property. It is expected that Radian will provide such coverage on a similar percentage of the Additional and Subsequent Mortgage Loans.

***Expected* Overcollateralization Target Amount:** The Overcollateralization Target Amount is approximately 0.50% of the sum of (i) the aggregate principal balance of the Initial and Additional Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Accounts on the Closing Date.

***Expected* Credit Support Percentage:**

Class	Initial Credit Support	After Stepdown Support
A	12.00%	24.00%
M-1	7.50%	15.00%
M-2	3.75%	7.50%
M-3	1.50%	3.00%
M-4	0.50%	1.00%

Overcollateralization Amount: The Overcollateralization Amount is equal to the excess of the aggregate principal balance of the Mortgage Loans and any remaining amounts in the Pre-Funding Accounts over the aggregate principal balance of the Offered Certificates and the Class P Certificates. On the Closing Date, the Overcollateralization Amount is expected to equal the Overcollateralization Target Amount. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be directed to build the Overcollateralization Amount until the Overcollateralization Target Amount is reached.

Overcollateralization Release Amount: The Overcollateralization Release Amount means, with respect to any Distribution Date, the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (assuming that 100% of the aggregate Principal Remittance Amount is applied as a principal payment on such Distribution Date) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Overcollateralization Deficiency Amount: As of any Distribution Date, the Overcollateralization Deficiency Amount is the excess, if any, of (a) the Overcollateralization Target Amount for such Distribution Date over (b) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the certificate principal balances of all classes of Certificates resulting from the distribution of the Basic Principal Distribution Amount (but not the Extra Principal Distribution Amount) on such Distribution Date, but prior to taking into account any Realized Losses allocated to any class of Certificates on such Distribution Date.

Available Funds: Available Funds will be equal to the sum of the following amounts with respect to the Mortgage Loans, net of amounts reimbursable therefrom to the Master Servicer or the Trustee: (i) the aggregate amount of monthly payments on the Mortgage Loans due on the related Due Date and received by the Master Servicer by the Determination Date, after deduction of the Trustee Fee for such Distribution Date, the Servicing Fee for such Distribution Date, any accrued and unpaid Servicing Fees and Trustee Fees in respect of any prior Distribution Dates, and the PMI Policy fee for such Distribution Date (ii) unscheduled payments in respect of the Mortgage Loans, including prepayments, Insurance Proceeds, Net Liquidation Proceeds and proceeds from repurchases of and substitutions for such Mortgage Loans occurring during the related Prepayment Period, excluding prepayment charges, (iii) payments from the Master Servicer in connection with Advances and Prepayment Interest Shortfalls for such Distribution Date and (iv) amounts transferred from the Interest Coverage Accounts and, at the end of the Funding Period, any excess amounts transferred from the Pre-Funding Accounts.

Excess Cashflow: For the Certificates and each Distribution Date is equal to the sum of (x) any Overcollateralization Release Amount and (y) the excess of the Available Funds over the sum of (i) the interest paid on the Offered Certificates and (ii) the Principal Remittance Amount.

Stepdown Date:

The earlier to occur of (i) the Distribution Date on which the principal balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (a) the Distribution Date in February 2006 and (b) the first Distribution Date on which the Credit Enhancement Percentage (after taking into account distributions of principal on such Distribution Date) is greater than or equal to 24.00%. The Credit Enhancement Percentage is obtained by dividing (x) the aggregate certificate principal balance of the Mezzanine Certificates and the Overcollateralization Amount by (y) the aggregate principal balance of the Mortgage Loans plus any remaining funds in the Pre-Funding Accounts.

Trigger Event:

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date (i) if the 60+ day delinquency percentage (including loans that are in bankruptcy or foreclosure and are 60+ days delinquent or that are REO) is greater than 70% of the Credit Enhancement Percentage for the Offered Certificates or (ii) if during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
February 2006 – January 2007	[1.75]%
February 2007 – January 2008	[2.75]%
February 2008 – January 2009	[3.50]%
February 2009 – January 2010	[3.75]%
February 2010 and after	[4.00]%

PASS THROUGH RATES

The Pass-Through Rate for each class of the Offered Certificates for any Distribution Date will be the lesser of (x) the related Formula Rate for such Distribution Date and (y) the related Net WAC Rate for such Distribution Date.

Formula Rate:

The Formula Rate is the lesser of:

(i) the sum of (a) LIBOR as determined for the related period and (b) the certificate margin for the applicable class, and

(ii) the Maximum Cap Rate for such Distribution Date.

On each Distribution Date after the Optional Termination Date, the certificate margins for the Class A Certificates will be 2 times their initial margins, and the certificate margins for the Class M-1, Class M-2, Class M-3, and Class M-4 Certificates will be 1.5 times their respective initial margin.

Adjusted Net Mortgage Rate: The "Adjusted Net Mortgage Rate" for each Mortgage Loan is equal to the mortgage rate less the sum of (i) the Servicing Fee Rate (ii) the Trustee Fee Rate and (iii) the PMI Policy fee Rate, if applicable.

Adjusted Net Maximum Mortgage Rate: The "Adjusted Net Maximum Mortgage Rate" for each Mortgage Loan is equal to the maximum mortgage rate (or the mortgage rate in the case of any Fixed Rate Mortgage Loan) less the sum of (i) the Servicing Fee Rate and (ii) the Trustee Fee Rate and (iii) the PMI Policy fee Rate, if applicable.

Maximum Cap Rate:

The Maximum Cap Rate for the Class A-1 Certificates and any Distribution Date is a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Accrual Period) equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group I Mortgage Loans.

The Maximum Cap Rate for the Class A-2 Certificates and any Distribution Date is a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Accrual Period) equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group II Mortgage Loans.

The Maximum Cap Rate for the Mezzanine Certificates and any Distribution Date is a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Accrual Period) equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans.

Net WAC Rate:

The Net WAC Rate for the Class A-1 Certificates and any Distribution Date is a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Accrual Period) equal to the weighted average of the Adjusted Net Mortgage Rates of the Group I Mortgage Loans.

The Net WAC Rate for the Class A-2 Certificates and any Distribution Date is a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Accrual Period) equal to the weighted average of the Adjusted Net Mortgage Rates of the Group II Mortgage Loans.

The Net WAC Rate for the Mezzanine Certificates and any Distribution Date is a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Accrual Period) equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans.

Group I Yield Maintenance Amount:

On the Closing Date, the Trustee will enter into a Group I Yield Maintenance Agreement with [Bank of America] (the "Counterparty") for the benefit of the Class A-1 Certificates and the Mezzanine Certificates. The notional balance of the Group I Yield Maintenance Agreement and the strike prices are in the table below. In exchange for a fixed payment on the Closing Date, the Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the strike rate. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds 9.25%. The Group I Yield Maintenance Agreement will terminate after the Distribution Date in January 2006.

Group II Yield Maintenance Amount:

On the Closing Date, the Trustee will enter into a Group II Yield Maintenance Agreement with [Bank of America] (the "Counterparty") for the benefit of the Class A-2 Certificates and the Mezzanine Certificates. The notional balance of the Group II Yield Maintenance Agreement and the strike prices are in the table below. In exchange for a fixed payment on the Closing Date, the Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the strike rate. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds 9.25%. The Group II Yield Maintenance Agreement will terminate after the Distribution Date in January 2006.

Group I Yield Maintenance Amount Schedule						Group II Yield Maintenance Amount Schedule					
Period	Notional	Strike	Period	Notional	Strike	Period	Notional	Strike	Period	Notional	Strike
1	568,181,818	4.77	19	428,958,817	6.36	1	1,031,818,182	4.55	19	792,828,387	6.06
2	565,834,317	7.19	20	417,464,361	6.36	2	1,029,718,230	6.86	20	772,287,126	6.06
3	562,957,906	6.45	21	405,808,834	6.58	3	1,025,455,104	6.15	21	751,434,747	6.27
4	558,957,749	6.68	22	394,017,290	6.35	4	1,019,130,902	6.37	22	730,314,626	6.06
5	554,261,797	6.45	23	382,115,423	6.58	5	1,011,534,775	6.15	23	708,971,449	6.27
6	548,876,819	6.68	24	370,129,428	7.75	6	1,002,675,485	6.37	24	687,450,980	6.71
7	542,812,229	6.45	25	358,475,070	7.75	7	992,566,591	6.15	25	666,139,565	6.71
8	536,080,095	6.45	26	347,085,394	8.61	8	981,226,489	6.15	26	645,000,637	8.28
9	528,695,132	6.68	27	335,957,291	8.24	9	968,678,422	6.37	27	624,409,938	7.92
10	520,674,681	6.45	28	325,215,980	8.52	10	954,950,457	6.15	28	604,533,007	8.19
11	512,038,665	6.58	29	314,828,286	8.22	11	940,075,434	6.27	29	585,308,132	7.91
12	502,809,988	6.36	30	304,782,296	8.97	12	924,095,970	6.06	30	566,713,399	8.40
13	493,190,368	6.36	31	295,077,993	8.41	13	907,214,274	6.06	31	548,738,095	7.86
14	483,198,465	6.83	32	285,692,026	8.40	14	889,468,455	6.51	32	531,350,647	8.09
15	472,854,190	6.36	33	276,613,701	8.86	15	871,072,691	6.06	33	514,542,241	8.53
16	462,237,432	6.58	34	267,836,466	8.55	16	852,175,933	6.27	34	498,289,336	8.23
17	451,368,248	6.36	35	259,346,319	8.83	17	832,811,919	6.06	35	482,566,016	8.51
18	440,267,912	6.58	36	251,133,640	9.07	18	813,016,684	6.27	36	467,354,578	8.46

Net WAC Rate Carryover Amount:

If, on any Distribution Date the Pass-Through Rate for any class of Offered Certificates is limited by the related Net WAC Rate, the "Net WAC Rate Carryover Amount" for such class is equal to the sum of (1) the excess of the amount of interest that would have accrued had the Net WAC Rate not applied over the amount of interest actually accrued on such class based on the related Net WAC Rate, (2) the unpaid portion of any related Net WAC Rate Carryover Amount from any prior Distribution Dates, and (3) accrued interest at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

INTEREST DISTRIBUTIONS

I. On each Distribution Date, the Group I Interest Remittance Amount will be distributed from Available Funds in the following order of priority:

(i) to the holders of the Class A-1 Certificates, current interest for such Distribution Date;

(ii) to the holders of the Class A-1 Certificates, the Unpaid Interest Shortfall Amount, if any, for such Distribution Date;

(iii) to the holders of the Class A-2 Certificates, the remaining current interest amounts and remaining Unpaid Interest Shortfall Amounts, if any, for such class for such Distribution Date to the extent not distributed pursuant to II(i) and II(ii) below.

II. On each Distribution Date, the Group II Interest Remittance Amount will be distributed from Available Funds in the following order of priority:

(i) to the holders of the Class A-2 Certificates, current interest for such Distribution Date;

(ii) to the holders of the Class A-2 Certificates, the Unpaid Interest Shortfall Amount, if any, for such Distribution Date;

(iii) to the holders of the Class A-1 Certificates, the remaining current interest amounts and remaining Unpaid Interest Shortfall Amounts, if any, for such class for such Distribution Date to the extent not distributed pursuant to I(i) and I(ii) above.

III. On each Distribution Date, following the distributions made pursuant to clauses I and II above, the Trustee shall make the following disbursements and transfers in the order of priority described below, in each case to the extent of the sum of the Group I Interest Remittance Amount and the Group II Interest Remittance Amount remaining undistributed for such Distribution Date:

(i) to the holders of the Class M-1 Certificates, current interest for such class for such Distribution Date;

(ii) to the holders of the Class M-2 Certificates, current interest for such class for such Distribution Date;

(iii) to the holders of the Class M-3 Certificates, current interest for such class for such Distribution Date;

(iv) to the holders of the Class M-4 Certificates, current interest for such class for such Distribution Date;

(v) any remainder as described under "Excess Cashflow Distribution".

PRINCIPAL DISTRIBUTIONS

I. On each Distribution Date, (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group I Principal Distribution Amount, to the extent available, will be distributed in the following order of priority:

(i) to the holders of the Class A-1 Certificates, until the Certificate Principal Balance thereof has been reduced to zero;

(ii) to the holders of the Class A-2 Certificates, until the Certificate Principal Balance thereof has been reduced to zero, to the extent not distributed pursuant to II(i) below.

II. On each Distribution Date, (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group II Principal Distribution Amount, to the extent available, will be distributed in the following order of priority:

(i) to the holders of the Class A-2 Certificates, until the Certificate Principal Balance thereof has been reduced to zero;

(ii) to the holders of the Class A-1 Certificates, until the Certificate Principal Balance thereof has been reduced to zero, to the extent not distributed pursuant to I(i) above.

III. On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, distributions in respect of principal to the extent of the sum of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount remaining undistributed after I and II above for such Distribution Date shall be made in the following amounts and order of priority:

(i) to the Class M-1 Certificates until the certificate principal balance is reduced to zero;

(ii) to the Class M-2 Certificates until the certificate principal balance is reduced to zero;

(iii) to the Class M-3 Certificates until the certificate principal balance is reduced to zero;

(iv) to the Class M-4 Certificates until the certificate principal balance is reduced to zero.

IV. On each Distribution Date, (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group I Principal Distribution Amount, to the extent available, will be distributed in the following order of priority:

(i) to the holders of the Class A-1 Certificates, the Class A-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(ii) to the holders of the Class A-2 Certificates, the Class A-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero, to the extent not distributed pursuant to V(i) below.

V. On each Distribution Date, (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group II Principal Distribution Amount, to the extent available, will be distributed in the following order of priority:

(i) to the holders of the Class A-2 Certificates, the Class A-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(ii) to the holders of the Class A-1 Certificates, the Class A-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero, to the extent not distributed pursuant to IV(i) above.

VI. On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, distributions in respect of principal to the extent of the sum of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount remaining undistributed after IV and V above for such Distribution Date shall be made in the following amounts and order of priority:

(i) to the Class M-1 Certificates, the Class M-1 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(ii) to the Class M-2 Certificates, the Class M-2 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(iii) to the Class M-3 Certificates, the Class M-3 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(iv) to the Class M-4 Certificates, the Class M-4 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero.

EXCESS CASHFLOW DISTRIBUTION

On each Distribution Date, any excess cashflow shall be paid as follows:

(i) to build or maintain the Overcollateralization Amount to the Overcollateralization Target Amount;

(ii) to the Class M-1 Certificates, any unpaid interest (with interest);

(iii) to the Class M-1 Certificates, any Allocated Realized Loss Amounts;

(iv) to the Class M-2 Certificates, any unpaid interest (with interest);

(v) to the Class M-2 Certificates, any Allocated Realized Loss Amounts;

(vi) to the Class M-3 Certificates, any unpaid interest (with interest);

(vii) to the Class M-3 Certificates, any Allocated Realized Loss Amounts;

(viii) to the Class M-4 Certificates, any unpaid interest (with interest);

(ix) to the Class M-4 Certificates, any Allocated Realized Loss Amounts;

(x) to pay any Net WAC Rate Carryover Amounts;

(xi) any remaining amounts to Certificates which are not offered.

DEFINITIONS

Unpaid Interest Shortfall Amount:

The "Unpaid Interest Shortfall Amount" means (i) for each class of Offered Certificates and the first Distribution Date, zero, and (ii) with respect to each class of Offered Certificates and any Distribution Date after the first Distribution Date, the amount, if any, by which (a) the sum of (1) current interest for such class for the immediately preceding Distribution Date and (2) the outstanding Unpaid Interest Shortfall Amount, if any, for such class for such preceding Distribution Date exceeds (b) the aggregate amount distributed on such class in respect of interest pursuant to clause (a) of this definition on such preceding Distribution Date, plus interest on the amount of interest due but not distributed on the Certificates of such class on such preceding Distribution Date, to the extent permitted by law, at the Pass-Through Rate for such class for the related Interest Accrual Period.

Allocated Realized Loss Amount:

An Allocated Realized Loss Amount with respect to any class of Mezzanine Certificates and any Distribution Date is an amount equal to the sum of any Realized Loss allocated to that class of Certificates on such Distribution Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Distribution Date.

Realized Loss:

Realized Loss means, with respect to any defaulted Mortgage Loan that is liquidated, the amount of loss realized equal to the portion of the Principal Balance remaining unpaid after application of all liquidation proceeds and insurance proceeds net of amounts reimbursable to the Master Servicer for related Advances, Servicing Advances and Servicing Fees in respect of such Mortgage Loan.

All Realized Losses on the Mortgage Loans will be allocated on each Distribution Date, first to the Excess Cashflow, second in reduction of the Overcollateralization Amount, third to the Class M-4 Certificates, fourth to the Class M-3 Certificates, fifth to the Class M-2 Certificates, and sixth to the Class M-1 Certificates. An allocation of any Realized Losses to a Mezzanine Certificate on any Distribution Date will be made by reducing the Certificate Principal Balance thereof, after taking into account all distributions made thereon on such Distribution Date. Realized Losses will not be allocated to the Class A Certificates. However it is possible that under certain loss scenarios there will not be enough principal and interest on the Mortgage Loans to pay the Class A Certificates all interest and principal amounts to which such Certificates are then entitled.

Class A-1 Allocation Percentage:

The Class A-1 Allocation Percentage for any Distribution Date is the percentage equivalent of a fraction, the numerator of which is (i) the Group I Principal Remittance Amount for such Distribution Date, and the denominator of which is (ii) the Principal Remittance Amount for such Distribution Date.

Class A-2 Allocation Percentage:

The Class A-2 Allocation Percentage for any Distribution Date is the percentage equivalent of a fraction, the numerator of which is (i) the Group II Principal Remittance Amount for such Distribution Date, and the denominator of which is (ii) the Principal Remittance Amount for such Distribution Date.

Group I Basic Principal Distribution Amount:

The Group I Basic Principal Distribution Amount means with respect to any Distribution Date the excess of (i) the Group I Principal Remittance Amount for such Distribution Date over (ii) the product of (a) the Overcollateralization Release Amount, if any, for such Distribution Date and (b) the Class A-1 Allocation Percentage.

Group I Interest Remittance Amount: The Group I Interest Remittance Amount with respect to any Distribution Date is that portion of the Available Funds for such Distribution Date attributable to interest received or advanced with respect to the Group I Mortgage Loans.

Group I Principal Distribution Amount: The Group I Principal Distribution Amount with respect to any Distribution Date is the sum of (i) the Group I Basic Principal Distribution Amount for such Distribution Date and (ii) the product of (a) the Extra Principal Distribution Amount for such Distribution Date and (b) the Class A-1 Allocation Percentage.

Group I Principal Remittance Amount: The Group I Principal Remittance Amount means with respect to any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Group I Mortgage Loans by the Master Servicer that were due during the related Due Period, (ii) the principal portion of all partial and full principal prepayments of the Group I Mortgage Loans applied by the Master Servicer during the related Prepayment Period, (iii) the principal portion of all related Net Liquidation Proceeds and Insurance Proceeds received during such Prepayment Period with respect to the Group I Mortgage Loans, (iv) that portion of the Purchase Price, representing principal of any repurchased Group I Mortgage Loan, deposited to the Collection Account during such Prepayment Period, (v) the principal portion of any related Substitution Adjustments deposited in the Collection Account during such Prepayment Period with respect to the Group I Mortgage Loans, (vi) on the Distribution Date on which the Trust is to be terminated in accordance with the Pooling Agreement, that portion of the Termination Price, representing principal with respect to the Group I Mortgage Loans and (vii) on the Distribution Date immediately following the end of the Funding Period, any amounts remaining in the Group I Account after giving effect to any purchase of Subsequent Group I Mortgage Loans.

Group II Basic Principal Distribution Amount: The Group II Basic Principal Distribution Amount means with respect to any Distribution Date the excess of (i) the Group II Principal Remittance Amount for such Distribution Date over (ii) the product of (a) the Overcollateralization Release Amount, if any, for such Distribution Date and (b) the Class A-2 Allocation Percentage.

Group II Interest Remittance Amount: The Group II Interest Remittance Amount with respect to any Distribution Date is that portion of the Available Funds for such Distribution Date attributable to interest received or advanced with respect to the Group II Mortgage Loans.

Group II Principal Distribution Amount: The Group II Principal Distribution Amount with respect to any Distribution Date is the sum of (i) the Group II Basic Principal Distribution Amount for such Distribution Date and (ii) the product of (a) the Extra Principal Distribution Amount for such Distribution Date and (b) the Class A-2 Allocation Percentage.

Group II Principal Remittance Amount: The Group II Principal Remittance Amount means with respect to any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Group II Mortgage Loans by the Master Servicer that were due during the related Due Period, (ii) the principal portion of all partial and full principal prepayments of the Group II Mortgage Loans applied by the Master Servicer during the related Prepayment Period, (iii) the principal portion of all related Net Liquidation Proceeds and Insurance Proceeds received during such Prepayment Period with respect to the Group II Mortgage Loans, (iv) that portion of the Purchase Price, representing principal of any repurchased Group II Mortgage Loan, deposited to the Collection Account during such Prepayment Period, (v) the principal portion of any related Substitution Adjustments deposited in the Collection Account during such Prepayment Period with respect to the Group II Mortgage Loans, (vi) on the Distribution Date on which the Trust is to be terminated in accordance with the Pooling Agreement, that portion of the Termination Price, representing principal with respect to the Group II Mortgage Loans and (vii) on the Distribution Date immediately following the end of the Funding Period, any amounts remaining in the Group II Account after giving effect to any purchase of Subsequent Group II Mortgage Loans.

Principal Remittance Amount: The Principal Remittance Amount is the sum of the Group I Principal Remittance Amount and the Group II Principal Remittance Amount.

Principal Distribution Amount: The Principal Distribution Amount is the sum of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount.

Extra Principal Distribution Amount: The Extra Principal Distribution Amount with respect to any Distribution Date is the lesser of (x) the Excess Cashflow for such Distribution Date and (y) the Overcollateralization Deficiency Amount for such Distribution Date.

Class A-1 Principal Distribution Amount: The Class A-1 Principal Distribution Amount is an amount equal to the excess of (x) the Certificate Principal Balance of the Class A-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 76.00% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the sum of (i) the Group I Mortgage Loans as of the Cut-off Date and (ii) the original Group I Pre-Funded Amount.

Class A-2 Principal Distribution Amount: The Class A-2 Principal Distribution Amount is an amount equal to the excess of (x) the Certificate Principal Balance of the Class A-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 76.00% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the sum of (i) the Group II Mortgage Loans as of the Cut-off Date and (ii) the original Group II Pre-Funded Amount.

Class A Principal Distribution Amount: The Class A Principal Distribution Amount is an amount equal to the sum of (i) the Class A-1 Principal Distribution Amount and (ii) the Class A-2 Principal Distribution Amount.

Class M-1 Principal Distribution Amount:

The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the certificate principal balance of the Class A Certificates (after taking into account the Class A Principal Distribution Amount) and the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 85.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the sum of (i) the Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the original Pre-Funded Amounts.

Class M-2 Principal Distribution Amount:

The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the certificate principal balance of the Class A Certificates (after taking into account the Class A Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount) and the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 92.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the sum of (i) the Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the original Pre-Funded Amounts.

Class M-3 Principal Distribution Amount:

The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the certificate principal balance of the Class A Certificates (after taking into account the Class A Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount) and the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 97.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the sum of (i) the Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the original Pre-Funded Amounts.

Class M-4 Principal Distribution Amount:

The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the certificate principal balance of the Class A Certificates (after taking into account the Class A Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), and the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 99.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the sum of (i) the Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the original Pre-Funded Amounts.

DESCRIPTION OF THE COLLATERAL
INITIAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Cut-Off Date Aggregate Principal Balance	$ 805,258,830.62	$50,063.85	$1,014,176.19
Number of Loans	4,715		
Average Original Loan Balance	$170,954.41	$50,150.00	$1,015,000.00
Average Current Loan Balance	$170,786.60	$50,063.85	$1,014,176.19
(1) Weighted Average Combined Original LTV	78.37%	15.50%	100.00%
(1) Weighted Average Gross Coupon	7.964%	5.250%	13.600%
(1) (2) Weighted Average Gross Margin	5.304%	2.900%	10.400%
(1) (2) Weighted Average Term to Next Rate Adjustment Date (months)	27	11	180
(1) Weighted Average Remaining Term to Maturity (months)	355	176	360
(1) (3) Weighted Average FICO Score	602	500	800

(1) Weighted Average reflected in Total.
(2) Adjustable Loans Only
(3) 98.90% of the Mortgage Loans have FICO Scores.

	Range	Percent of Cut-off Date Principal Balance
Product Type	Adjustable	72.12%
	Fixed	27.88%
Fully Amortizing Mortgage Loans		99.99%
Lien	First	99.28%
	Second	0.72%
Property Type	SFR	75.14%
	PUD	10.51%
	2-4 Family	9.87%
	Low Rise Condo	3.29%
	Manufactured Housing	0.73%
	High Rise Condo	0.46%
Occupancy Status	Owner Occupied	93.94%
	Non-Owner Occupied	4.60%
	Second Home	1.46%
Geographic Distribution	California	22.06%
	New York	14.05%
	Massachusetts	8.56%
	New Jersey	6.50%
	Florida	5.94%
Number of States (including DC)		49
Largest Zip Code Concentration	11236	0.34%
Loans with Mortgage Insurance		66.73%
Loans with Prepayment Penalties		79.37%

DESCRIPTION OF THE COLLATERAL
GROUP I INITIAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Cut-Off Date Aggregate Principal Balance	$427,190,417.56	$50,126.85	$499,177.93
Number of Loans	2,756		
Average Original Loan Balance	$155,148.26	$50,150.00	$500,000.00
Average Current Loan Balance	$155,003.78	$50,126.85	$499,177.93
(1) Weighted Average Combined Original LTV	77.76%	15.50%	100.00%
(1) Weighted Average Gross Coupon	8.051%	5.250%	12.630%
(1) (2) Weighted Average Gross Margin	5.447%	2.900%	8.500%
(1) (2) Weighted Average Term to Next Rate Adjustment Date (months)	27	13	180
(1) Weighted Average Remaining Term to Maturity (months)	356	176	360
(1) (3) Weighted Average FICO Score	586	500	793

(1) Weighted Average reflected in Total.
(2) Adjustable Loans Only
(3) 100.00% of the Mortgage Loans have FICO Scores.

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Adjustable	72.79%
	Fixed	27.21%
Fully Amortizing Mortgage Loans		100.00%
Lien	First	100.00%
	Second	0.00%
Property Type	SFR	74.52%
	2-4 Family	12.43%
	PUD	8.50%
	Low Rise Condo	3.63%
	Manufactured Housing	0.56%
	High Rise Condo	0.36%
Occupancy Status	Owner Occupied	94.86%
	Non-Owner Occupied	3.83%
	Second Home	1.31%
Geographic Distribution	California	19.67%
	New York	16.01%
	Massachusetts	9.74%
	New Jersey	6.10%
	Florida	6.03%
Number of States (including DC)		49
Largest Zip Code Concentration	11236	0.54%
Loans with Mortgage Insurance		61.84%
Loans with Prepayment Penalties		81.91%

Range of Mortgage Coupons

Mortgage Coupons	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
5.001 - 5.500	2	$403,738.53	0.09%	50.06%	5.264%	640	62.96%	232	230	2
5.501 - 6.000	34	6,439,316.98	1.51	35.25	5.857	660	72.08	358	357	1
6.001 - 6.500	131	23,221,853.82	5.44	39.59	6.347	644	75.87	353	352	1
6.501 - 7.000	331	57,852,366.37	13.54	38.20	6.840	633	76.74	355	354	1
7.001 - 7.500	431	72,049,130.65	16.87	39.48	7.314	621	80.12	356	354	1
7.501 - 8.000	472	79,475,108.93	18.60	39.36	7.796	590	78.82	358	357	1
8.001 - 8.500	339	54,296,602.52	12.71	39.72	8.312	555	77.25	358	357	1
8.501 - 9.000	373	55,125,926.95	12.90	39.92	8.796	548	77.90	359	357	1
9.001 - 9.500	224	29,185,693.30	6.83	40.13	9.280	544	78.43	358	357	1
9.501 - 10.000	217	26,455,307.95	6.19	39.09	9.799	541	77.30	360	358	1
10.001 - 10.500	80	9,696,832.35	2.27	43.52	10.301	537	76.29	358	357	1
10.501 - 11.000	71	7,632,530.18	1.79	37.51	10.742	540	74.44	357	356	1
11.001 - 11.500	27	3,141,083.83	0.74	44.27	11.265	525	68.41	349	347	1
11.501 - 12.000	17	1,679,010.12	0.39	44.08	11.807	530	66.16	360	359	1
12.001 - 12.500	5	389,701.57	0.09	41.53	12.186	537	68.03	360	359	1
12.501 - 13.000	2	146,213.51	0.03	35.47	12.613	535	65.00	360	359	1
Total:	**2,756**	**$427,190,417.56**	**100.00%**	**39.55%**	**8.051%**	**586**	**77.76%**	**357**	**356**	**1**

Combined Original Loan-to-Value Ratio

Combined Original LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
15.01 - 20.00	2	$140,439.09	0.03%	25.87%	7.365%	644	16.21%	204	203	1
20.01 - 25.00	7	627,935.25	0.15	36.72	7.551	608	23.28	360	359	1
25.01 - 30.00	4	374,540.25	0.09	33.12	7.793	583	27.72	360	358	2
30.01 - 35.00	9	1,113,250.61	0.26	36.05	8.149	560	33.34	337	336	1
35.01 - 40.00	10	1,143,108.28	0.27	36.09	7.311	607	38.50	360	359	1
40.01 - 45.00	13	1,887,112.28	0.44	36.49	7.290	598	42.90	343	342	1
45.01 - 50.00	18	1,884,896.76	0.44	36.54	7.537	597	48.32	337	336	1
50.01 - 55.00	62	9,232,793.02	2.16	34.95	8.007	574	52.96	357	355	1
55.01 - 60.00	100	15,394,449.56	3.60	38.41	8.073	564	57.99	357	356	1
60.01 - 65.00	228	35,822,651.15	8.39	39.79	8.162	567	63.54	354	353	1
65.01 - 70.00	270	42,263,625.54	9.89	38.82	8.015	573	68.80	353	352	1
70.01 - 75.00	344	52,845,884.92	12.37	39.39	8.301	567	74.18	359	358	1
75.01 - 80.00	884	133,599,050.10	31.27	39.43	8.154	572	79.67	359	358	1
80.01 - 85.00	195	30,861,185.09	7.22	39.12	7.884	595	84.44	359	358	1
85.01 - 90.00	352	58,067,361.46	13.59	40.86	7.941	614	89.68	358	356	1
90.01 - 95.00	220	36,330,004.23	8.50	41.46	7.740	642	94.67	357	355	1
95.01 - 100.00	38	5,602,129.97	1.31	39.37	7.559	713	99.56	344	341	3
Total:	**2,756**	**$427,190,417.56**	**100.00%**	**39.55%**	**8.051%**	**586**	**77.76%**	**357**	**356**	**1**

Cut-off Date Principal Balance

Principal Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
50,000.01 - 75,000.00	321	$20,489,731.45	4.80%	35.08%	8.850%	578	75.43%	352	350	1
75,000.01 - 100,000.00	407	36,158,302.75	8.46	37.07	8.498	581	76.90	354	353	1
100,000.01 - 125,000.00	402	45,259,370.19	10.59	39.03	8.423	578	78.02	356	355	1
125,000.01 - 150,000.00	394	54,175,939.74	12.68	38.79	8.134	579	76.85	357	356	1
150,000.01 - 175,000.00	306	49,645,897.02	11.62	39.05	7.962	587	76.93	356	355	1
175,000.01 - 200,000.00	280	52,539,026.61	12.30	40.41	7.981	578	77.30	358	357	1
200,000.01 - 225,000.00	184	39,240,542.47	9.19	40.22	7.989	581	78.51	360	359	1
225,000.01 - 250,000.00	136	32,392,587.80	7.58	40.27	7.893	581	77.01	358	357	1
250,000.01 - 275,000.00	100	26,244,464.78	6.14	40.98	7.882	584	78.03	357	356	1
275,000.01 - 300,000.00	74	21,204,969.65	4.96	41.25	7.750	587	78.21	358	356	1
300,000.01 - 325,000.00	113	35,276,976.47	8.26	40.52	7.491	615	81.02	357	356	1
325,000.01 - 350,000.00	15	5,074,916.36	1.19	44.65	7.668	634	77.79	360	359	1
350,000.01 - 375,000.00	7	2,551,448.88	0.60	46.54	7.724	618	84.81	360	359	1
375,000.01 - 400,000.00	10	3,875,293.77	0.91	39.70	7.529	681	83.02	360	359	1
400,000.01 - 425,000.00	3	1,211,872.24	0.28	41.46	7.350	660	82.26	360	358	2
425,000.01 - 450,000.00	1	436,141.50	0.10	0.00	6.990	754	90.00	360	359	1
450,000.01 - 475,000.00	2	913,757.95	0.21	27.30	7.115	620	74.00	360	359	1
475,000.01 - 500,000.00	1	499,177.93	0.12	36.92	7.000	644	78.37	360	358	2
Total:	**2,756**	**$427,190,417.56**	**100.00%**	**39.55%**	**8.051%**	**586**	**77.76%**	**357**	**356**	**1**

Original Term to Maturity

Original Term to Maturity	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
180	43	$4,890,333.04	1.14%	34.74%	7.749%	627	71.86%	180	179	1
240	26	3,655,789.72	0.86	41.54	7.082	649	74.14	240	239	1
360	2,687	418,644,294.80	98.00	39.60	8.063	585	77.87	360	359	1
Total:	**2,756**	**$427,190,417.56**	**100.00%**	**39.55%**	**8.051%**	**586**	**77.76%**	**357**	**356**	**1**

Remaining Term to Maturity

Remaining Term to Maturity	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
176 - 180	43	$4,890,333.04	1.14%	34.74%	7.749%	627	71.86%	180	179	1
236 - 240	26	3,655,789.72	0.86	41.54	7.082	649	74.14	240	239	1
346 - 350	1	142,940.72	0.03	43.37	8.875	526	90.00	360	349	11
351 - 355	8	939,928.50	0.22	40.99	9.089	588	86.26	360	353	7
356 - 360	2,678	417,561,425.58	97.75	39.59	8.061	585	77.84	360	359	1
Total:	**2,756**	**$427,190,417.56**	**100.00%**	**39.55%**	**8.051%**	**586**	**77.76%**	**357**	**356**	**1**

FICO Score

FICO Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
751 - 800	35	$6,514,827.34	1.53%	38.57%	7.010%	766	84.15%	352	350	1
701 - 750	133	23,193,026.22	5.43	39.68	7.331	720	87.02	355	353	1
651 - 700	308	51,096,734.93	11.96	39.78	7.065	671	82.21	353	352	1
601 - 650	424	68,316,834.11	15.99	38.88	7.222	627	80.22	356	355	1
551 - 600	777	117,230,948.37	27.44	38.91	8.200	571	75.43	357	355	1
501 - 550	1,068	159,598,676.64	37.36	40.18	8.751	527	75.42	359	358	1
Equal to 500	11	1,239,369.95	0.29	36.73	9.293	500	75.46	360	359	1
Total:	**2,756**	**$427,190,417.56**	**100.00%**	**39.55%**	**8.051%**	**586**	**77.76%**	**357**	**356**	**1**

Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
A	675	$102,115,105.77	23.90%	39.13%	8.244%	557	77.50%	359	357	1
AA	1,050	174,021,799.22	40.74	39.73	7.626	596	78.90	356	355	1
AA+	343	53,688,287.34	12.57	39.36	7.291	696	85.25	353	351	1
B	441	64,592,573.78	15.12	39.72	8.640	540	73.51	359	358	1
C	162	21,686,681.87	5.08	38.50	9.510	531	70.73	360	359	1
CC	85	11,085,969.58	2.60	43.34	10.346	542	64.72	358	357	1
Total:	**2,756**	**$427,190,417.56**	**100.00%**	**39.55%**	**8.051%**	**586**	**77.76%**	**357**	**356**	**1**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
SFR - Detached	2,116	$316,507,791.25	74.09%	39.31%	8.081%	581	77.47%	357	355	1
2-4 Family - Detached	224	47,496,924.97	11.12	41.05	7.892	606	76.87	357	356	1
PUD - Detached	219	34,749,164.21	8.13	39.71	7.870	599	80.51	357	356	1
Low Rise Condo - Attached	115	15,502,149.41	3.63	38.84	8.050	592	79.61	358	357	1
2-4 Family - Attached	24	5,617,028.23	1.31	42.00	8.126	609	76.56	360	359	1
MF Housing - Detached	27	2,379,120.75	0.56	37.51	8.823	592	83.26	353	352	1
SFR - Attached	10	1,831,064.09	0.43	38.47	8.949	531	81.90	360	359	1
PUD - Attached	12	1,580,739.75	0.37	39.60	8.578	594	72.87	360	358	2
High Rise Condo - Attached	9	1,526,434.90	0.36	35.92	7.996	659	81.11	360	358	2
Total:	**2,756**	**$427,190,417.56**	**100.00%**	**39.55%**	**8.051%**	**586**	**77.76%**	**357**	**356**	**1**

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	2,586	$405,240,283.22	94.86%	39.48%	8.043%	584	77.83%	357	356	1
Non-Owner Occupied	129	16,360,189.97	3.83	41.23	8.195	630	76.43	354	353	1
Second Home	41	5,589,944.37	1.31	39.85	8.211	617	77.05	353	352	1
Total:	**2,756**	**$427,190,417.56**	**100.00%**	**39.55%**	**8.051%**	**586**	**77.76%**	**357**	**356**	**1**

Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full Documentation	1,703	$252,514,120.32	59.11%	40.45%	7.920%	589	79.29%	356	355	1
Stated Income Documentation	1,031	171,292,202.12	40.10	38.69	8.244	582	75.68	358	357	1
Lite Documentation	21	3,271,381.81	0.77	37.29	8.170	597	68.92	360	359	1
No Doc	1	112,713.31	0.03	0.00	7.325	700	80.00	360	359	1
Total:	**2,756**	**$427,190,417.56**	**100.00%**	**39.55%**	**8.051%**	**586**	**77.76%**	**357**	**356**	**1**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
C/O Refi	1,907	$301,244,454.32	70.52%	39.55%	8.032%	580	76.52%	357	355	1
Purchase	609	89,216,784.46	20.88	39.30	8.108	609	82.91	358	357	1
R/T Refi	240	36,729,178.78	8.60	40.23	8.073	586	75.46	357	356	1
Total:	**2,756**	**$427,190,417.56**	**100.00%**	**39.55%**	**8.051%**	**586**	**77.76%**	**357**	**356**	**1**

Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2/28 ARM	1,790	$282,573,092.10	66.15%	39.64%	8.176%	568	77.97%	360	359	1
30 Y FIX	687	107,918,508.63	25.26	39.55	7.722	634	77.54	360	359	1
3/27 ARM	169	21,806,866.27	5.10	38.34	8.321	566	78.25	360	359	1
15/15 ARM	40	6,038,305.74	1.41	43.18	7.991	581	76.69	360	359	1
15 Y FIX	41	4,673,811.67	1.09	36.02	7.736	627	71.12	180	179	1
20 Y FIX	26	3,655,789.72	0.86	41.54	7.082	649	74.14	240	239	1
2/13 ARM	3	524,043.43	0.12	34.18	7.696	644	89.02	286	284	2
Total:	**2,756**	**$427,190,417.56**	**100.00%**	**39.55%**	**8.051%**	**586**	**77.76%**	**357**	**356**	**1**

Amortization

Amortization	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Fully Amortizing	2,756	$427,190,417.56	100.00%	39.55%	8.051%	586	77.76%	357	356	1
Total:	**2,756**	**$427,190,417.56**	**100.00%**	**39.55%**	**8.051%**	**586**	**77.76%**	**357**	**356**	**1**

Lien

Lien Position	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	2,756	$427,190,417.56	100.00%	39.55%	8.051%	586	77.76%	357	356	1
Total:	**2,756**	**$427,190,417.56**	**100.00%**	**39.55%**	**8.051%**	**586**	**77.76%**	**357**	**356**	**1**

Prepayment Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	469	$77,261,916.31	18.09%	38.89%	8.120%	582	75.16%	357	356	1
12	136	25,735,271.89	6.02	39.69	7.800	614	75.75	346	345	1
24	1,523	231,291,100.78	54.14	39.71	8.165	571	78.84	360	359	1
30	9	1,823,615.76	0.43	39.99	7.412	628	80.20	360	359	1
36	617	90,857,403.44	21.27	39.78	7.785	619	77.74	353	351	1
60	2	221,109.38	0.05	36.45	8.990	517	86.86	360	352	8
Total:	**2,756**	**$427,190,417.56**	**100.00%**	**39.55%**	**8.051%**	**586**	**77.76%**	**357**	**356**	**1**

Geographic Distribution

Geographic Distribution	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	446	$84,023,963.07	19.67%	40.36%	7.659%	596	76.90%	358	356	1
New York	334	68,390,755.35	16.01	39.22	8.043	576	74.09	355	354	1
Massachusetts	220	41,594,081.49	9.74	38.73	7.720	599	73.89	357	356	1
New Jersey	150	26,077,053.20	6.10	40.28	8.054	583	77.53	356	355	1
Florida	203	25,778,735.11	6.03	39.64	8.663	579	79.82	358	357	1
Illinois	141	20,987,486.43	4.91	41.54	8.408	573	79.85	360	359	1
Michigan	129	14,244,496.52	3.33	38.04	8.403	571	78.01	359	358	1
Colorado	81	13,266,332.57	3.11	41.23	7.698	603	82.26	360	359	1
Pennsylvania	92	10,661,271.08	2.50	37.29	8.217	589	81.39	352	350	1
Ohio	89	10,229,998.00	2.39	38.51	8.387	580	81.15	357	355	1
North Carolina	90	9,277,125.79	2.17	37.86	8.234	594	79.81	355	354	1
Virginia	58	8,732,367.66	2.04	38.44	8.142	569	79.98	360	359	1
Washington	47	8,147,935.37	1.91	42.12	7.686	600	81.13	354	352	1
Arizona	66	7,943,273.28	1.86	37.27	8.182	584	80.50	352	351	1
Maryland	47	7,922,486.83	1.85	37.99	8.061	591	80.39	358	357	1
Texas	64	7,922,298.21	1.85	40.09	8.301	588	81.63	356	354	1
Rhode Island	43	6,634,039.91	1.55	45.22	7.952	578	74.57	358	357	1
Connecticut	52	6,505,920.80	1.52	37.22	8.325	561	76.28	360	359	1
Indiana	52	5,722,804.30	1.34	37.80	7.904	603	84.88	356	354	1
Minnesota	39	4,870,527.12	1.14	41.58	9.140	531	78.46	360	359	1
New Hampshire	27	4,252,724.43	1.00	39.66	8.544	579	77.28	360	359	1
Nevada	29	4,207,131.28	0.98	33.32	7.793	616	81.89	355	354	1
Oregon	24	3,522,028.00	0.82	41.44	7.888	601	82.61	352	350	1
South Carolina	27	2,711,407.46	0.63	41.32	8.948	583	79.59	360	359	1
Maine	22	2,644,815.23	0.62	37.38	8.228	610	77.40	355	354	1
Missouri	22	2,467,835.93	0.58	45.83	8.348	606	80.57	356	355	1
Utah	16	2,387,071.00	0.56	39.32	7.821	595	80.34	355	354	1
Wisconsin	23	2,381,533.77	0.56	39.42	8.637	562	80.88	360	359	1
Tennessee	20	2,088,514.56	0.49	37.84	9.021	563	80.36	347	346	1
Louisiana	19	2,014,513.74	0.47	40.77	8.634	585	79.49	354	353	1
Delaware	10	1,679,576.68	0.39	42.55	7.782	662	89.50	360	359	1
Kentucky	15	1,394,238.32	0.33	36.02	8.930	574	79.80	360	359	1
Kansas	10	1,046,089.76	0.24	39.43	8.358	566	83.04	360	359	1
Alabama	10	985,822.86	0.23	34.37	8.865	604	85.08	349	348	2
Vermont	6	666,961.32	0.16	38.24	9.387	558	72.79	360	359	1
Mississippi	6	596,329.52	0.14	34.86	9.239	557	78.22	360	359	1
Idaho	4	464,747.91	0.11	0.00	7.427	585	75.68	360	359	1
Hawaii	1	459,563.53	0.11	0.00	6.250	654	73.02	360	359	1
New Mexico	3	355,927.27	0.08	49.70	7.494	590	81.09	360	359	1
Nebraska	3	281,337.58	0.07	0.00	7.544	614	82.63	360	359	1
Wyoming	3	274,035.02	0.06	44.41	8.589	624	82.81	360	359	1
Georgia	2	267,133.23	0.06	40.78	7.725	715	100.00	360	355	5
Alaska	2	239,943.10	0.06	47.72	7.742	597	70.47	360	359	1
Montana	1	173,895.67	0.04	0.00	8.550	581	75.65	360	359	1
North Dakota	2	166,909.16	0.04	19.60	9.154	603	88.50	360	359	1
South Dakota	1	163,841.37	0.04	43.13	6.150	533	80.00	360	359	1
Oklahoma	2	158,114.74	0.04	21.14	9.104	536	76.37	360	359	1
Iowa	2	103,915.90	0.02	31.08	8.750	593	80.00	360	358	2
Arkansas	1	101,507.13	0.02	0.00	7.100	674	90.00	240	239	1
Total:	2,756	$427,190,417.56	100.00%	39.55%	8.051%	586	77.76%	357	356	1

Range of Gross Margins – (Adjustable Loans Only)

Gross Margin	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2.501 - 3.000	3	$428,675.30	0.14%	30.53%	5.592%	662	70.91%	360	359	1
3.001 - 3.500	19	3,167,076.32	1.02	36.74	6.102	647	73.19	360	359	1
3.501 - 4.000	105	18,295,497.35	5.88	38.61	6.743	635	75.26	360	359	1
4.001 - 4.500	216	39,133,467.13	12.59	38.33	7.104	610	78.10	360	359	1
4.501 - 5.000	321	56,352,436.75	18.12	39.13	7.547	585	79.09	359	358	1
5.001 - 5.500	384	61,620,463.59	19.82	38.79	8.062	559	76.99	360	359	1
5.501 - 6.000	301	45,034,712.47	14.48	39.88	8.543	547	77.91	360	359	1
6.001 - 6.500	264	36,716,265.37	11.81	40.79	8.947	543	80.85	360	359	1
6.501 - 7.000	189	25,755,298.60	8.28	39.88	9.356	537	78.72	360	358	1
7.001 - 7.500	93	12,000,733.10	3.86	41.12	9.691	537	78.45	360	359	1
7.501 - 8.000	86	9,910,476.91	3.19	41.59	10.251	531	73.10	360	359	1
8.001 - 8.500	21	2,527,204.65	0.81	44.11	10.607	540	72.08	360	359	1
Total:	**2,002**	**$310,942,307.54**	**100.00%**	**39.59%**	**8.182%**	**568**	**77.99%**	**360**	**359**	**1**

Initial Periodic Rate Cap – (Adjustable Loans Only)

Initial Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
3.000	2,002	$310,942,307.54	100.00%	39.59%	8.182%	568	77.99%	360	359	1
Total:	**2,002**	**$310,942,307.54**	**100.00%**	**39.59%**	**8.182%**	**568**	**77.99%**	**360**	**359**	**1**

Periodic Rate Cap – (Adjustable Loans Only)

Periodic Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000	2,000	$310,478,697.79	99.85%	39.58%	8.182%	568	77.98%	360	359	1
1.500	2	463,609.75	0.15	42.79	7.772	656	83.63	360	357	3
Total:	**2,002**	**$310,942,307.54**	**100.00%**	**39.59%**	**8.182%**	**568**	**77.99%**	**360**	**359**	**1**

Range of Maximum Interest Rates – (Adjustable Loans Only)

Maximum Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
11.001 - 11.500	1	$115,868.18	0.04%	0.00%	5.300%	649	64.44%	360	359	1
11.501 - 12.000	25	4,352,042.10	1.40	36.95	5.813	639	78.33	360	359	1
12.001 - 12.500	72	12,926,839.52	4.16	39.26	6.330	621	78.09	360	359	1
12.501 - 13.000	187	34,048,915.49	10.95	38.49	6.847	621	78.73	360	359	1
13.001 - 13.500	278	46,673,329.44	15.01	38.99	7.319	604	81.17	359	358	1
13.501 - 14.000	322	55,658,651.83	17.90	39.34	7.791	571	77.84	360	359	1
14.001 - 14.500	266	42,853,029.58	13.78	39.75	8.284	541	76.66	360	359	1
14.501 - 15.000	308	46,680,490.60	15.01	39.71	8.759	540	77.82	360	359	1
15.001 - 15.500	187	25,800,049.40	8.30	40.59	9.206	538	78.21	360	359	1
15.501 - 16.000	194	23,786,445.77	7.65	39.20	9.768	536	77.21	360	359	1
16.001 - 16.500	62	7,486,428.52	2.41	43.01	10.309	538	76.03	359	357	1
16.501 - 17.000	55	5,778,813.48	1.86	36.63	10.756	539	73.49	360	359	1
17.001 - 17.500	23	2,642,811.78	0.85	44.89	11.186	525	67.71	360	359	1
17.501 - 18.000	15	1,562,123.01	0.50	45.88	11.704	532	67.85	360	358	2
18.001 - 18.500	4	312,723.11	0.10	40.78	12.207	533	68.29	360	359	1
18.501 - 19.000	3	263,745.73	0.08	36.29	12.335	523	67.23	360	359	1
Total:	**2,002**	**$310,942,307.54**	**100.00%**	**39.59%**	**8.182%**	**568**	**77.99%**	**360**	**359**	**1**

Range of Minimum Interest Rates – (Adjustable Loans Only)

Minimum Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
5.001 - 5.500	1	$115,868.18	0.04%	0.00%	5.300%	649	64.44%	360	359	1
5.501 - 6.000	25	4,352,042.10	1.40	36.95	5.813	639	78.33	360	359	1
6.001 - 6.500	72	12,926,839.52	4.16	39.26	6.330	621	78.09	360	359	1
6.501 - 7.000	189	34,479,911.58	11.09	38.70	6.847	622	78.92	360	359	1
7.001 - 7.500	284	48,052,206.19	15.45	39.30	7.321	604	81.08	359	358	1
7.501 - 8.000	327	56,640,759.61	18.22	39.15	7.798	570	77.81	360	359	1
8.001 - 8.500	269	43,485,008.25	13.98	39.81	8.315	539	76.97	360	359	1
8.501 - 9.000	307	46,329,394.39	14.90	39.84	8.793	539	77.93	360	359	1
9.001 - 9.500	178	23,789,193.98	7.65	40.19	9.279	537	77.71	360	359	1
9.501 - 10.000	188	22,724,438.11	7.31	39.19	9.805	536	76.70	360	359	1
10.001 - 10.500	64	7,651,820.18	2.46	42.94	10.310	538	75.89	359	357	1
10.501 - 11.000	56	5,925,894.79	1.91	36.96	10.756	539	73.90	360	359	1
11.001 - 11.500	21	2,477,420.12	0.80	45.22	11.242	525	67.58	360	359	1
11.501 - 12.000	15	1,532,573.92	0.49	44.96	11.818	531	65.89	360	359	1
12.001 - 12.500	4	312,723.11	0.10	40.78	12.207	533	68.29	360	359	1
12.501 - 13.000	2	146,213.51	0.05	35.47	12.613	535	65.00	360	359	1
Total:	**2,002**	**$310,942,307.54**	**100.00%**	**39.59%**	**8.182%**	**568**	**77.99%**	**360**	**359**	**1**

Next Interest Adjustment Date – (Adjustable Loans Only)

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
February 1, 2004	1	$142,940.72	0.05%	43.37%	8.875%	526	90.00%	360	349	11
April 1, 2004	3	287,442.30	0.09	45.11	10.182	527	89.95	360	351	9
May 1, 2004	1	136,232.70	0.04	30.33	8.990	503	85.00	360	352	8
August 1, 2004	2	282,735.79	0.09	41.24	7.842	653	78.77	360	355	5
September 1, 2004	2	281,101.76	0.09	41.56	7.364	696	75.00	360	356	4
October 1, 2004	31	6,777,331.01	2.18	42.29	8.147	592	84.57	360	357	3
November 1, 2004	284	47,739,598.25	15.35	40.29	8.398	559	78.41	360	358	2
December 1, 2004	1,375	214,150,553.00	68.87	39.29	8.158	568	77.69	360	359	1
December 15, 2004	1	130,000.00	0.04	0.00	6.500	579	66.67	360	360	0
January 1, 2005	93	13,169,200.00	4.24	35.93	7.635	581	77.75	360	360	0
October 1, 2005	1	269,675.23	0.09	46.20	10.499	560	72.00	360	357	3
November 1, 2005	21	2,163,583.37	0.70	37.66	8.518	551	78.41	360	358	2
December 1, 2005	138	18,201,207.67	5.85	38.30	8.317	569	78.68	360	359	1
January 1, 2006	9	1,172,400.00	0.38	0.00	7.518	545	72.70	360	360	0
October 1, 2017	1	209,505.56	0.07	43.72	7.250	633	87.50	360	357	3
November 1, 2017	3	475,540.36	0.15	42.81	7.524	518	60.47	360	358	2
December 1, 2017	35	5,198,859.82	1.67	43.20	8.066	584	77.64	360	359	1
January 1, 2018	1	154,400.00	0.05	0.00	7.900	569	80.00	360	360	0
Total:	**2,002**	**$310,942,307.54**	**100.00%**	**39.59%**	**8.182%**	**568**	**77.99%**	**360**	**359**	**1**

DESCRIPTION OF THE COLLATERAL
GROUP II INITIAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Cut-Off Date Aggregate Principal Balance	$378,068,413.06	$50,063.85	$1,014,176.19
Number of Loans	1,959		
Average Original Loan Balance	$193,191.13	$50,212.00	$1,015,000.00
Average Current Loan Balance	$192,990.51	$50,063.85	$1,014,176.19
(1) Weighted Average Combined Original LTV	79.05%	16.47%	100.00%
(1) Weighted Average Gross Coupon	7.865%	5.600%	13.600%
(1) (2) Weighted Average Gross Margin	5.139%	2.950%	10.400%
(1) (2) Weighted Average Term to Next Rate Adjustment Date (months)	27	11	179
(1) Weighted Average Remaining Term to Maturity (months)	354	177	360
(1) (3) Weighted Average FICO Score	621	500	800

(1) Weighted Average reflected in Total.
(2) Adjustable Loans Only
(3) 97.66% of the Mortgage Loans have FICO Scores.

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Adjustable	71.37%
	Fixed	28.63%
Fully Amortizing Mortgage Loans		99.99%
Lien	First	98.47%
	Second	1.53%
Property Type	SFR	75.84%
	PUD	12.77%
	2-4 Family	6.97%
	Low Rise Condo	2.90%
	Manufactured Housing	0.93%
	High Rise Condo	0.58%
Occupancy Status	Owner Occupied	92.90%
	Non-Owner Occupied	5.47%
	Second Home	1.62%
Geographic Distribution	California	24.76%
	New York	11.83%
	Massachusetts	7.23%
	New Jersey	6.94%
	Texas	6.22%
	Florida	5.84%
Number of States (including DC)		45
Largest Zip Code Concentration	92630	0.48%
Loans with Mortgage Insurance		72.26%
Loans with Prepayment Penalties		76.49%

Range of Mortgage Coupons

Mortgage Coupons	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
5.501 - 6.000	31	$14,246,523.45	3.77%	40.52%	5.862%	672	67.21%	360	359	1
6.001 - 6.500	81	28,918,008.98	7.65	37.51	6.312	666	71.27	355	354	1
6.501 - 7.000	164	52,148,047.17	13.79	42.75	6.822	634	76.65	354	352	1
7.001 - 7.500	201	54,251,588.94	14.35	40.78	7.294	633	80.30	360	358	2
7.501 - 8.000	412	84,910,532.55	22.46	40.18	7.832	621	80.95	359	358	1
8.001 - 8.500	325	53,937,295.40	14.27	39.37	8.286	613	82.63	358	357	1
8.501 - 9.000	287	41,822,958.32	11.06	38.49	8.777	603	82.45	356	355	1
9.001 - 9.500	162	20,440,830.13	5.41	38.36	9.286	576	80.26	355	353	1
9.501 - 10.000	121	12,035,818.69	3.18	39.43	9.766	566	79.19	353	351	1
10.001 - 10.500	50	4,888,380.85	1.29	36.56	10.308	567	78.86	340	338	1
10.501 - 11.000	53	4,627,736.96	1.22	37.95	10.759	562	74.83	316	315	1
11.001 - 11.500	23	1,781,828.52	0.47	38.66	11.304	570	70.69	286	284	2
11.501 - 12.000	26	2,354,878.33	0.62	36.03	11.843	555	69.52	320	318	2
12.001 - 12.500	12	871,810.97	0.23	39.59	12.186	532	68.59	313	312	1
12.501 - 13.000	8	612,265.19	0.16	41.69	12.719	540	71.87	263	262	2
13.001 - 13.500	2	140,924.38	0.04	38.31	13.252	547	84.92	299	298	1
13.501 - 14.000	1	78,984.23	0.02	43.01	13.600	534	36.74	360	359	1
Total:	**1,959**	**$378,068,413.06**	**100.00%**	**39.94%**	**7.865%**	**621**	**79.05%**	**356**	**354**	**1**

Combined Original Loan-to-Value Ratio

Combined Original LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
15.01 - 20.00	1	$54,836.79	0.01%	38.17%	7.700%	616	16.47%	180	179	1
20.01 - 25.00	2	139,905.83	0.04	35.30	8.007	0	21.73	360	359	1
25.01 - 30.00	2	140,762.81	0.04	24.86	6.988	675	27.20	360	358	2
30.01 - 35.00	8	2,827,370.39	0.75	37.34	6.523	723	31.78	356	355	1
35.01 - 40.00	6	765,216.50	0.20	28.92	8.409	604	38.43	340	340	1
40.01 - 45.00	11	1,560,101.77	0.41	41.64	6.857	600	43.72	341	340	1
45.01 - 50.00	25	4,308,955.86	1.14	34.38	7.555	616	48.85	348	347	1
50.01 - 55.00	26	4,848,278.39	1.28	36.57	7.818	606	52.54	356	355	2
55.01 - 60.00	62	11,838,858.51	3.13	36.86	7.574	599	57.96	354	353	1
60.01 - 65.00	116	21,611,581.36	5.72	40.71	7.870	605	63.24	349	348	1
65.01 - 70.00	135	31,425,964.44	8.31	39.09	7.553	611	68.70	355	354	1
70.01 - 75.00	226	43,913,048.75	11.62	40.71	7.805	592	73.86	354	353	1
75.01 - 80.00	595	114,240,285.34	30.22	39.24	7.850	610	79.43	356	354	1
80.01 - 85.00	157	27,551,573.96	7.29	39.51	8.055	628	84.52	352	351	1
85.01 - 90.00	335	68,007,766.91	17.99	42.16	8.010	637	89.72	359	358	1
90.01 - 95.00	233	42,313,021.33	11.19	39.69	8.054	657	94.86	359	358	1
95.01 - 100.00	19	2,520,884.12	0.67	40.17	8.233	711	99.77	352	351	2
Total:	**1,959**	**$378,068,413.06**	**100.00%**	**39.94%**	**7.865%**	**621**	**79.05%**	**356**	**354**	**1**

Cut-off Date Principal Balance

Principal Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
50,000.01 - 75,000.00	527	$32,458,649.65	8.59%	35.46%	8.980%	591	76.97%	340	339	1
75,000.01 - 100,000.00	311	26,836,493.94	7.10	36.67	8.683	599	78.28	349	347	1
100,000.01 - 125,000.00	211	23,598,301.28	6.24	37.01	8.536	610	82.06	356	355	1
125,000.01 - 150,000.00	124	16,845,904.14	4.46	38.56	8.388	599	82.86	356	354	1
150,000.01 - 175,000.00	69	11,106,870.23	2.94	37.20	8.619	607	81.97	356	355	1
175,000.01 - 200,000.00	47	8,717,546.15	2.31	38.28	8.250	614	80.67	355	353	1
200,000.01 - 225,000.00	41	8,762,773.95	2.32	38.36	8.419	640	83.42	360	359	1
225,000.01 - 250,000.00	25	5,940,287.72	1.57	42.75	8.380	635	85.48	360	359	1
250,000.01 - 275,000.00	19	4,968,572.04	1.31	40.49	8.478	643	84.94	360	359	1
275,000.01 - 300,000.00	13	3,745,977.11	0.99	40.86	8.321	625	83.07	346	344	1
300,000.01 - 325,000.00	48	15,215,217.87	4.02	41.72	7.957	631	82.60	360	358	2
325,000.01 - 350,000.00	120	40,515,627.30	10.72	41.29	7.569	620	79.49	358	356	1
350,000.01 - 375,000.00	100	36,172,229.10	9.57	44.69	7.538	622	81.13	359	357	1
375,000.01 - 400,000.00	100	39,038,437.83	10.33	40.90	7.529	626	77.95	355	353	1
400,000.01 - 425,000.00	45	18,559,952.24	4.91	41.41	7.440	638	80.86	360	359	1
425,000.01 - 450,000.00	44	19,238,099.68	5.09	38.66	7.416	628	81.69	356	355	1
450,000.01 - 475,000.00	20	9,229,150.97	2.44	40.63	7.116	624	80.75	360	359	1
475,000.01 - 500,000.00	42	20,686,165.55	5.47	38.53	7.474	643	77.98	360	359	1
500,000.01 - 525,000.00	6	3,121,028.56	0.83	40.56	7.952	589	79.98	360	358	2
525,000.01 - 550,000.00	4	2,167,310.16	0.57	38.67	6.903	609	63.30	360	358	2
550,000.01 - 575,000.00	3	1,686,321.75	0.45	33.32	6.622	648	72.86	360	359	1
575,000.01 - 600,000.00	6	3,512,453.53	0.93	43.91	6.493	658	72.48	360	358	2
600,000.01 - 625,000.00	3	1,852,719.68	0.49	49.59	6.264	617	69.12	360	359	1
625,000.01 - 650,000.00	4	2,573,736.98	0.68	43.67	6.770	644	75.85	360	359	1
650,000.01 - 675,000.00	7	4,671,803.26	1.24	41.85	7.211	618	66.89	360	359	1
675,000.01 - 700,000.00	2	1,368,552.84	0.36	29.77	6.263	638	75.02	360	358	2
725,000.01 - 750,000.00	4	2,996,169.16	0.79	47.69	6.298	627	60.84	360	359	1
750,000.01 - 775,000.00	2	1,520,704.16	0.40	47.04	6.871	624	66.18	360	359	1
800,000.01 - 825,000.00	1	804,197.08	0.21	32.92	5.990	678	70.00	360	359	1
825,000.01 - 850,000.00	3	2,497,585.41	0.66	54.94	6.168	671	57.56	360	359	1
900,000.01 - 925,000.00	2	1,827,796.53	0.48	33.94	7.252	640	70.87	360	359	1
925,000.01 - 950,000.00	3	2,841,525.99	0.75	36.57	6.534	633	56.57	360	359	1
975,000.01 - 1,000,000.00	2	1,976,075.03	0.52	44.92	6.475	670	68.41	360	359	1
over 1,000,000.00	1	1,014,176.19	0.27	45.65	7.050	609	70.00	360	359	1
Total:	**1,959**	**$378,068,413.06**	**100.00%**	**39.94%**	**7.865%**	**621**	**79.05%**	**356**	**354**	**1**

Banc of America Securities LLC RBS Greenwich Capital

Original Term to Maturity

Original Term to Maturity	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
180	51	$5,429,600.35	1.44%	40.34%	8.462%	624	73.40%	180	178	2
240	65	5,833,083.17	1.54	39.78	10.121	612	72.02	240	238	2
360	1,843	366,805,729.54	97.02	39.94	7.820	621	79.24	360	359	1
Total:	**1,959**	**$378,068,413.06**	**100.00%**	**39.94%**	**7.865%**	**621**	**79.05%**	**356**	**354**	**1**

Remaining Term to Maturity

Remaining Term to Maturity	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
176 - 180	51	$5,429,600.35	1.44%	40.34%	8.462%	624	73.40%	180	178	2
236 - 240	65	5,833,083.17	1.54	39.78	10.121	612	72.02	240	238	2
346 - 350	1	98,349.41	0.03	0.00	9.290	590	80.00	360	347	13
351 - 355	2	380,768.95	0.10	33.22	9.072	606	83.87	360	354	6
356 - 360	1,840	366,326,611.18	96.89	39.95	7.818	621	79.24	360	359	1
Total:	**1,959**	**$378,068,413.06**	**100.00%**	**39.94%**	**7.865%**	**621**	**79.05%**	**356**	**354**	**1**

FICO Score

FICO Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
751 - 800	48	$12,832,886.43	3.39%	37.72%	7.096%	765	73.40%	355	354	1
701 - 750	114	29,480,166.20	7.80	38.52	7.302	721	83.23	356	355	1
651 - 700	300	73,522,186.51	19.45	41.29	7.511	671	82.15	354	353	1
601 - 650	581	115,251,032.52	30.48	39.49	7.670	624	80.65	356	355	1
551 - 600	420	78,888,820.02	20.87	40.28	8.018	578	77.15	355	354	1
501 - 550	403	58,308,781.70	15.42	40.25	8.794	526	74.60	355	354	1
Equal to 500	6	936,253.38	0.25	47.85	8.420	500	71.32	360	358	2
Not Scored	87	8,848,286.30	2.34	36.54	8.780	0	73.64	359	358	1
Total:	**1,959**	**$378,068,413.06**	**100.00%**	**39.94%**	**7.865%**	**621**	**79.05%**	**356**	**354**	**1**

Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
A	350	$60,261,483.26	15.94%	39.11%	8.158%	576	77.56%	355	354	1
AA	1,018	215,797,637.42	57.08	39.78	7.583	627	79.24	355	354	1
AA+	224	53,031,747.63	14.03	41.53	7.650	700	85.90	356	355	2
B	246	36,087,519.78	9.55	41.30	8.618	554	74.49	357	356	1
C	67	7,452,381.31	1.97	38.33	9.392	557	69.23	359	357	1
CC	54	5,437,643.66	1.44	32.41	10.788	557	64.66	358	357	1
Total:	**1,959**	**$378,068,413.06**	**100.00%**	**39.94%**	**7.865%**	**621**	**79.05%**	**356**	**354**	**1**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
SFR - Detached	1,524	$286,401,036.49	75.75%	40.13%	7.864%	613	78.27%	355	354	1
PUD - Detached	178	47,555,794.92	12.58	39.75	7.535	635	81.63	358	356	1
2-4 Family - Detached	122	25,360,012.21	6.71	38.44	8.305	662	82.11	355	354	1
Low Rise Condo - Attached	70	10,954,125.94	2.90	40.16	8.083	637	80.72	357	356	1
MF Housing - Detached	44	3,517,616.86	0.93	37.99	8.535	617	82.82	360	359	1
High Rise Condo - Attached	7	2,195,835.79	0.58	39.15	7.650	662	75.37	360	359	1
2-4 Family - Attached	6	1,006,734.64	0.27	37.32	8.368	641	76.26	349	348	1
PUD - Attached	4	734,617.88	0.19	41.12	7.822	570	73.82	360	358	2
SFR - Attached	4	342,638.33	0.09	42.62	8.154	661	92.52	360	359	1
Total:	**1,959**	**$378,068,413.06**	**100.00%**	**39.94%**	**7.865%**	**621**	**79.05%**	**356**	**354**	**1**

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	1,783	$351,240,775.13	92.90%	40.08%	7.838%	618	79.02%	355	354	1
Non-Owner Occupied	153	20,696,092.50	5.47	37.74	8.411	663	79.76	359	357	1
Second Home	23	6,131,545.43	1.62	38.75	7.579	637	78.11	357	356	2
Total:	**1,959**	**$378,068,413.06**	**100.00%**	**39.94%**	**7.865%**	**621**	**79.05%**	**356**	**354**	**1**

Documentation Level

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full Documentation	1,229	$225,881,892.48	59.75%	40.87%	7.728%	611	79.44%	357	355	1
Stated Income Documentation	709	147,934,919.85	39.13	38.83	8.060	635	78.46	354	353	1
Lite Documentation	16	3,571,223.36	0.94	36.78	8.389	614	76.43	355	354	1
No Doc	5	680,377.37	0.18	0.00	8.157	748	90.00	360	360	0
Total:	**1,959**	**$378,068,413.06**	**100.00%**	**39.94%**	**7.865%**	**621**	**79.05%**	**356**	**354**	**1**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
C/O Refi	1,278	$241,665,500.37	63.92%	40.82%	7.822%	609	76.64%	354	353	1
Purchase	536	107,795,537.44	28.51	38.75	7.969	647	85.00	360	358	1
R/T Refi	145	28,607,375.25	7.57	37.03	7.834	616	76.96	354	353	1
Total:	**1,959**	**$378,068,413.06**	**100.00%**	**39.94%**	**7.865%**	**621**	**79.05%**	**356**	**354**	**1**

Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2/28 ARM	1,251	$246,831,637.29	65.29%	39.88%	7.940%	608	80.08%	360	359	1
30 Y FIX	450	97,215,493.72	25.71	40.47	7.524	655	77.16	360	359	1
3/27 ARM	103	17,358,678.37	4.59	38.67	7.659	607	78.27	360	359	1
20 Y FIX	65	5,833,083.17	1.54	39.78	10.121	612	72.02	240	238	2
15/15 ARM	39	5,399,920.16	1.43	37.56	8.174	617	81.32	360	359	1
15 Y FIX	47	5,142,087.89	1.36	40.25	8.420	627	73.12	180	178	2
2/13 ARM	3	232,070.78	0.06	41.54	8.757	542	73.23	180	179	1
15/30 BALLOON	1	55,441.68	0.01	42.37	11.125	678	100.00	180	177	3
Total:	**1,959**	**$378,068,413.06**	**100.00%**	**39.94%**	**7.865%**	**621**	**79.05%**	**356**	**354**	**1**

Amortization

Amortization	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Balloon	1	$55,441.68	0.01%	42.37%	11.125%	678	100.00%	180	177	3
Fully Amortizing	1,958	378,012,971.38	99.99	39.94	7.864	621	79.04	356	354	1
Total:	**1,959**	**$378,068,413.06**	**100.00%**	**39.94%**	**7.865%**	**621**	**79.05%**	**356**	**354**	**1**

Lien

Lien Position	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	1,888	$372,279,412.36	98.47%	39.93%	7.818%	621	79.17%	358	356	1
2	71	5,789,000.70	1.53	40.98	10.896	591	71.41	227	225	2
Total:	**1,959**	**$378,068,413.06**	**100.00%**	**39.94%**	**7.865%**	**621**	**79.05%**	**356**	**354**	**1**

Prepayment Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	517	$88,892,146.88	23.51%	38.98%	8.138%	607	77.86%	351	350	1
12	57	17,936,502.54	4.74	38.43	7.584	648	77.24	354	352	2
24	952	189,657,575.30	50.16	40.05	7.888	611	80.83	360	358	1
30	2	475,700.51	0.13	48.46	8.328	673	80.00	360	359	1
36	430	81,032,537.49	21.43	41.16	7.569	651	76.59	351	350	1
60	1	73,950.34	0.02	37.63	8.000	529	56.92	360	359	1
Total:	**1,959**	**$378,068,413.06**	**100.00%**	**39.94%**	**7.865%**	**621**	**79.05%**	**356**	**354**	**1**

Geographic Distribution

Geographic Distribution	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	271	$93,626,294.08	24.76%	43.06%	7.277%	637	76.91%	356	354	2
New York	146	44,738,123.57	11.83	39.86	7.829	616	77.29	353	351	1
Massachusetts	82	27,328,023.06	7.23	38.79	7.798	638	80.34	359	358	1
New Jersey	107	26,255,919.85	6.94	40.61	7.957	610	78.78	354	352	1
Texas	161	23,497,058.56	6.22	38.75	7.861	615	77.32	352	350	1
Florida	168	22,073,307.25	5.84	38.01	8.553	625	80.14	355	354	1
Georgia	147	18,155,897.17	4.80	37.28	8.733	578	82.40	360	358	1
Virginia	69	15,806,209.55	4.18	41.89	7.784	625	80.77	354	352	2
Michigan	98	10,749,674.17	2.84	38.45	8.245	605	80.03	360	359	1
Colorado	53	10,558,720.22	2.79	38.98	7.803	605	78.26	353	352	1
Illinois	49	8,608,797.99	2.28	42.07	8.268	624	80.94	357	355	1
Ohio	86	7,878,671.89	2.08	36.65	8.486	593	80.60	359	357	1
Connecticut	29	7,606,180.75	2.01	37.80	7.740	648	79.78	352	351	1
Pennsylvania	67	7,537,370.18	1.99	36.21	8.205	593	80.86	360	359	1
Maryland	29	6,326,409.85	1.67	41.13	7.849	630	84.29	358	356	1
Washington	27	5,304,581.84	1.40	36.28	7.833	602	80.61	357	355	2
Arizona	33	3,994,487.51	1.06	35.16	8.206	619	84.68	352	351	1
Minnesota	23	3,968,217.05	1.05	41.89	8.127	605	76.83	360	359	1
Indiana	44	3,411,236.64	0.90	36.91	8.596	607	82.29	354	353	1
New Hampshire	15	3,153,417.79	0.83	39.43	8.250	635	83.27	360	359	1
Maine	23	3,075,882.99	0.81	36.11	7.185	624	74.42	360	358	2
Nevada	15	2,846,231.59	0.75	40.27	7.472	631	80.89	356	355	1
Rhode Island	16	2,672,264.22	0.71	36.10	8.035	612	81.66	357	356	1
Missouri	27	2,374,480.89	0.63	36.60	8.437	624	82.40	360	359	1
South Carolina	21	2,246,549.80	0.59	40.78	8.274	624	82.09	351	349	1
North Carolina	18	2,161,755.49	0.57	39.28	8.889	627	83.52	357	356	1
Kansas	19	1,936,644.60	0.51	34.75	8.390	591	80.56	360	359	1
Kentucky	18	1,657,111.94	0.44	38.83	8.230	599	82.23	360	359	1
Wisconsin	18	1,558,627.08	0.41	36.33	8.195	634	84.69	360	359	1
Tennessee	18	1,291,357.82	0.34	35.39	8.990	574	82.40	320	319	1
New Mexico	5	1,000,789.36	0.26	35.64	7.112	632	76.65	360	359	1
Louisiana	12	851,222.82	0.23	34.45	8.752	568	82.04	349	347	1
Oklahoma	6	753,769.70	0.20	42.13	8.075	558	82.45	360	358	2
Vermont	8	733,882.01	0.19	41.83	7.487	602	76.53	360	358	2
Alabama	8	478,026.34	0.13	34.45	8.801	583	77.57	317	315	1
Oregon	3	369,479.74	0.10	43.42	9.577	568	83.40	360	359	1
Mississippi	5	331,402.34	0.09	20.44	9.504	577	80.54	360	359	1
Arkansas	4	268,622.61	0.07	34.46	8.085	586	87.07	360	359	1
Idaho	3	242,619.53	0.06	41.09	7.572	619	88.67	360	359	1
Delaware	2	139,122.73	0.04	33.03	7.949	676	90.23	360	358	2
Iowa	2	138,683.34	0.04	44.89	9.650	559	65.60	360	359	1
North Dakota	1	111,099.24	0.03	44.85	9.850	613	95.00	360	359	1
Nebraska	1	107,925.30	0.03	39.69	7.850	614	80.00	360	359	1
Alaska	1	75,846.84	0.02	18.68	5.950	763	28.04	360	358	2
South Dakota	1	66,415.77	0.02	42.64	8.300	613	95.00	360	358	2
Total:	1,959	$378,068,413.06	100.00%	39.94%	7.865%	621	79.05%	356	354	1

Range of Gross Margins – (Adjustable Loans Only)

Gross Margin	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2.501 - 3.000	4	$2,329,999.84	0.86%	49.12%	5.780%	657	65.67%	360	359	1
3.001 - 3.500	17	6,470,564.59	2.40	37.49	6.084	646	64.65	360	359	1
3.501 - 4.000	61	19,521,070.52	7.23	39.01	6.675	633	72.61	360	359	1
4.001 - 4.500	161	44,006,013.94	16.31	40.24	7.195	628	77.67	360	359	1
4.501 - 5.000	267	58,604,876.27	21.72	40.46	7.639	612	81.73	360	359	1
5.001 - 5.500	321	58,625,784.86	21.73	39.62	8.103	604	83.13	360	359	1
5.501 - 6.000	241	39,145,441.26	14.51	40.01	8.517	603	82.42	359	358	1
6.001 - 6.500	142	20,755,069.87	7.69	39.27	8.884	572	82.28	359	358	1
6.501 - 7.000	75	8,550,588.39	3.17	36.65	9.135	571	81.73	360	359	1
7.001 - 7.500	40	5,283,389.07	1.96	40.84	9.636	569	78.55	360	358	2
7.501 - 8.000	32	2,738,537.33	1.01	36.91	10.326	557	75.67	360	359	1
8.001 - 8.500	7	659,245.15	0.24	31.91	10.726	553	68.19	360	359	1
8.501 - 9.000	16	1,983,347.72	0.74	33.16	11.039	541	67.71	360	359	1
9.001 - 9.500	5	413,681.69	0.15	42.62	11.885	535	71.57	360	359	1
9.501 - 10.000	6	669,714.49	0.25	43.63	10.153	523	65.47	360	357	3
10.001 - 10.500	1	64,981.61	0.02	43.51	12.050	0	65.00	360	359	1
Total:	**1,396**	**$269,822,306.60**	**100.00%**	**39.76%**	**7.928%**	**608**	**79.99%**	**360**	**359**	**1**

Initial Periodic Rate Cap – (Adjustable Loans Only)

Initial Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
3.000	1,396	$269,822,306.60	100.00%	39.76%	7.928%	608	79.99%	360	359	1
Total:	**1,396**	**$269,822,306.60**	**100.00%**	**39.76%**	**7.928%**	**608**	**79.99%**	**360**	**359**	**1**

Periodic Rate Cap – (Adjustable Loans Only)

Periodic Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000	1,391	$268,126,365.24	99.37%	39.71%	7.928%	607	79.99%	360	359	1
1.500	5	1,695,941.36	0.63	45.94	7.929	712	80.00	360	357	3
Total:	**1,396**	**$269,822,306.60**	**100.00%**	**39.76%**	**7.928%**	**608**	**79.99%**	**360**	**359**	**1**

Range of Maximum Interest Rates – (Adjustable Loans Only)

Maximum Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
11.501 - 12.000	21	$9,100,090.96	3.37%	41.75%	5.830%	648	67.57%	360	359	1
12.001 - 12.500	42	14,315,711.14	5.31	37.41	6.335	635	76.38	360	359	1
12.501 - 13.000	93	29,344,288.86	10.88	40.76	6.828	607	77.45	360	359	1
13.001 - 13.500	141	37,659,097.10	13.96	40.74	7.283	620	80.55	360	359	1
13.501 - 14.000	319	65,329,828.08	24.21	40.43	7.832	614	81.17	360	358	1
14.001 - 14.500	259	44,120,756.97	16.35	39.39	8.273	605	82.05	360	359	1
14.501 - 15.000	241	37,358,946.89	13.85	39.21	8.705	603	82.09	360	358	1
15.001 - 15.500	127	16,563,663.45	6.14	38.50	9.264	576	81.50	359	358	1
15.501 - 16.000	74	7,800,305.44	2.89	38.38	9.730	562	78.92	360	359	1
16.001 - 16.500	29	3,121,492.84	1.16	36.03	10.161	557	76.43	360	359	1
16.501 - 17.000	19	1,981,369.51	0.73	33.22	10.668	555	75.66	360	358	2
17.001 - 17.500	7	824,912.85	0.31	41.28	10.945	551	78.02	360	359	1
17.501 - 18.000	14	1,541,088.32	0.57	34.05	11.784	546	68.31	360	359	1
18.001 - 18.500	6	474,169.04	0.18	36.18	12.160	523	66.97	360	359	1
18.501 - 19.000	3	217,300.47	0.08	46.94	12.650	549	74.31	360	359	1
19.001 - 19.500	1	69,284.68	0.03	34.78	13.150	548	90.00	360	359	1
Total:	**1,396**	**$269,822,306.60**	**100.00%**	**39.76%**	**7.928%**	**608**	**79.99%**	**360**	**359**	**1**

Range of Minimum Interest Rates – (Adjustable Loans Only)

Minimum Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
5.501 - 6.000	21	$9,100,090.96	3.37%	41.75%	5.830%	648	67.57%	360	359	1
6.001 - 6.500	42	14,315,711.14	5.31	37.41	6.335	635	76.38	360	359	1
6.501 - 7.000	94	29,709,436.31	11.01	40.97	6.830	608	77.66	360	359	1
7.001 - 7.500	142	37,998,396.33	14.08	40.70	7.283	621	80.68	360	359	1
7.501 - 8.000	326	67,690,742.32	25.09	40.56	7.838	616	81.23	360	358	1
8.001 - 8.500	259	44,180,687.26	16.37	39.40	8.281	605	82.07	360	359	1
8.501 - 9.000	234	34,873,680.23	12.92	38.66	8.770	596	81.87	360	358	1
9.001 - 9.500	127	16,495,089.41	6.11	38.55	9.288	575	80.75	359	358	1
9.501 - 10.000	74	7,699,484.33	2.85	37.97	9.758	561	79.26	360	359	1
10.001 - 10.500	29	3,119,063.63	1.16	36.54	10.273	558	79.58	360	359	1
10.501 - 11.000	19	1,951,726.41	0.72	35.20	10.747	550	75.09	360	359	1
11.001 - 11.500	6	496,686.58	0.18	38.95	11.371	528	70.10	360	359	1
11.501 - 12.000	13	1,430,757.50	0.53	32.84	11.864	545	66.64	360	359	1
12.001 - 12.500	6	474,169.04	0.18	36.18	12.160	523	66.97	360	359	1
12.501 - 13.000	3	217,300.47	0.08	46.94	12.650	549	74.31	360	359	1
over 13.000	1	69,284.68	0.03	34.78	13.150	548	90.00	360	359	1
Total:	**1,396**	**$269,822,306.60**	**100.00%**	**39.76%**	**7.928%**	**608**	**79.99%**	**360**	**359**	**1**

Next Interest Adjustment Date – (Adjustable Loans Only)

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
December 1, 2003	1	$98,349.41	0.04%	0.00%	9.290%	590	80.00%	360	347	13
April 1, 2004	1	139,973.92	0.05	21.90	9.625	613	95.00	360	351	9
August 1, 2004	1	240,795.03	0.09	39.80	8.750	602	77.40	360	355	5
September 1, 2004	4	954,704.14	0.35	45.25	8.188	616	71.64	360	356	4
October 1, 2004	53	12,402,492.58	4.60	41.31	7.676	630	81.97	360	357	3
November 1, 2004	213	55,033,273.85	20.40	41.37	7.805	608	79.48	360	358	2
December 1, 2004	943	171,943,454.14	63.72	39.14	7.999	606	80.18	360	359	1
January 1, 2005	38	6,250,665.00	2.32	37.68	7.951	616	79.72	360	360	0
October 1, 2005	1	123,513.07	0.05	49.65	9.500	548	75.00	360	357	3
November 1, 2005	10	972,854.55	0.36	37.42	8.822	575	75.48	360	358	2
December 1, 2005	88	15,871,305.75	5.88	38.66	7.575	609	78.22	360	359	1
January 1, 2006	4	391,005.00	0.14	0.00	7.607	630	88.38	360	360	0
November 1, 2017	5	1,234,117.70	0.46	32.88	8.289	625	81.62	360	358	2
December 1, 2017	34	4,165,802.46	1.54	39.24	8.141	614	81.23	360	359	1
Total:	**1,396**	**$269,822,306.60**	**100.00%**	**39.76%**	**7.928%**	**608**	**79.99%**	**360**	**359**	**1**

BOND SUMMARY (to Maturity)

Class A1 (To Maturity)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	115% | 100%	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	19.52	5.58	4.05	3.14	2.56	2.17	1.85
First Principal Payment Date	02/25/2003	02/25/2003	02/25/2003	02/25/2003	02/25/2003	02/25/2003	02/25/2003
Last Principal Payment Date	01/25/2033	11/25/2028	03/25/2023	06/25/2018	03/25/2015	02/25/2013	05/25/2011
Payment Windows (mos.)	360	310	242	185	146	121	100

Class A2 (To Maturity)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	115% | 100%	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	19.36	5.63	4.11	3.21	2.63	2.24	1.92
First Principal Payment Date	02/25/2003	02/25/2003	02/25/2003	02/25/2003	02/25/2003	02/25/2003	02/25/2003
Last Principal Payment Date	02/25/2033	11/25/2028	04/25/2023	07/25/2018	04/25/2015	04/25/2013	07/25/2011
Payment Windows (mos.)	361	310	243	186	147	123	102

Class M-1 (To Maturity)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	115% | 100%	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.52	9.61	6.84	5.25	4.43	4.06	3.99
First Principal Payment Date	02/25/2025	08/25/2007	05/25/2006	02/25/2006	04/25/2006	05/25/2006	07/25/2006
Last Principal Payment Date	11/25/2032	08/25/2023	02/25/2018	05/25/2014	12/25/2011	06/25/2010	03/25/2009
Payment Windows (mos.)	94	193	142	100	69	50	33

Class M-2 (To Maturity)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	115% | 100%	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.50	9.42	6.69	5.13	4.30	3.87	3.65
First Principal Payment Date	02/25/2025	08/25/2007	05/25/2006	02/25/2006	02/25/2006	03/25/2006	04/25/2006
Last Principal Payment Date	09/25/2032	07/25/2021	05/25/2016	01/25/2013	11/25/2010	07/25/2009	06/25/2008
Payment Windows (mos.)	92	168	121	84	58	41	27

Class M-3 (To Maturity)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	115% | 100%	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.39	8.86	6.28	4.82	4.03	3.62	3.37
First Principal Payment Date	02/25/2025	08/25/2007	05/25/2006	02/25/2006	02/25/2006	02/25/2006	02/25/2006
Last Principal Payment Date	04/25/2032	03/25/2018	10/25/2013	01/25/2011	05/25/2009	04/25/2008	06/25/2007
Payment Windows (mos.)	87	128	90	60	40	27	17

Class M-4 (To Maturity)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	115% | 100%	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	25.27	7.05	5.01	3.92	3.41	3.19	3.11
First Principal Payment Date	02/25/2025	08/25/2007	05/25/2006	02/25/2006	02/25/2006	02/25/2006	02/25/2006
Last Principal Payment Date	12/25/2030	07/25/2013	05/25/2010	08/25/2008	06/25/2007	10/25/2006	03/25/2006
Payment Windows (mos.)	71	72	49	31	17	9	2

BOND SUMMARY (to Call)

Class A1 (To Call)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	115% | 100%	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	19.47	5.21	3.76	**2.93**	2.40	2.04	1.74
First Principal Payment Date	02/25/2003	02/25/2003	02/25/2003	**02/25/2003**	02/25/2003	02/25/2003	02/25/2003
Last Principal Payment Date	11/25/2031	02/25/2016	04/25/2012	**12/25/2009**	07/25/2008	08/25/2007	11/25/2006
Payment Windows (mos.)	346	157	111	**83**	66	55	46

Class A2 (To Call)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	115% | 100%	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	19.30	5.26	3.82	**2.99**	2.46	2.10	1.80
First Principal Payment Date	02/25/2003	02/25/2003	02/25/2003	**02/25/2003**	02/25/2003	02/25/2003	02/25/2003
Last Principal Payment Date	11/25/2031	02/25/2016	04/25/2012	**12/25/2009**	07/25/2008	08/25/2007	11/25/2006
Payment Windows (mos.)	346	157	111	**83**	66	55	46

Class M-1 (To Call)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	115% | 100%	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.41	8.88	6.29	**4.84**	4.12	3.81	3.76
First Principal Payment Date	02/25/2025	08/25/2007	05/25/2006	**02/25/2006**	04/25/2006	05/25/2006	07/25/2006
Last Principal Payment Date	11/25/2031	02/25/2016	04/25/2012	**12/25/2009**	07/25/2008	08/25/2007	11/25/2006
Payment Windows (mos.)	82	103	72	**47**	28	16	5

Class M-2 (To Call)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	115% | 100%	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.41	8.88	6.29	**4.83**	4.07	3.68	3.50
First Principal Payment Date	02/25/2025	08/25/2007	05/25/2006	**02/25/2006**	02/25/2006	03/25/2006	04/25/2006
Last Principal Payment Date	11/25/2031	02/25/2016	04/25/2012	**12/25/2009**	07/25/2008	08/25/2007	11/25/2006
Payment Windows (mos.)	82	103	72	**47**	30	18	8

Class M-3 (To Call)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	115% | 100%	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.37	8.76	6.20	**4.76**	3.99	3.58	3.34
First Principal Payment Date	02/25/2025	08/25/2007	05/25/2006	**02/25/2006**	02/25/2006	02/25/2006	02/25/2006
Last Principal Payment Date	11/25/2031	02/25/2016	04/25/2012	**12/25/2009**	07/25/2008	08/25/2007	11/25/2006
Payment Windows (mos.)	82	103	72	**47**	30	19	10

Class M-4 (To Call)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	115% | 100%	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	25.27	7.05	5.01	**3.92**	3.41	3.19	3.11
First Principal Payment Date	02/25/2025	08/25/2007	05/25/2006	**02/25/2006**	02/25/2006	02/25/2006	02/25/2006
Last Principal Payment Date	12/25/2030	07/25/2013	05/25/2010	**08/25/2008**	06/25/2007	10/25/2006	03/25/2006
Payment Windows (mos.)	71	72	49	**31**	17	9	2

Net WAC Rate related to the Class A-1 Certificates

Period	Pay Date	Net WAC Rate(1)	Net WAC Rate(2)	Effective Net WAC Rate(2) (3)	Period	Pay Date	Net WAC Rate(1)	Net WAC Rate(2)	Effective Net WAC Rate(2) (3)
1	2/25/03	5.19	5.19	9.67	43	8/25/06	6.49	10.05	10.05
2	3/25/03	7.61	7.61	9.67	44	9/25/06	6.49	10.03	10.03
3	4/25/03	6.87	6.87	9.67	45	10/25/06	6.70	10.52	10.52
4	5/25/03	7.10	7.10	9.67	46	11/25/06	6.49	10.16	10.16
5	6/25/03	6.87	6.87	9.67	47	12/25/06	6.70	10.48	10.48
6	7/25/03	7.10	7.10	9.67	48	1/25/07	6.48	10.17	10.17
7	8/25/03	6.87	6.87	9.67	49	2/25/07	6.33	10.00	10.00
8	9/25/03	6.87	6.87	9.67	50	3/25/07	7.01	11.05	11.05
9	10/25/03	7.10	7.10	9.67	51	4/25/07	6.33	9.98	9.98
10	11/25/03	6.87	6.87	9.67	52	5/25/07	6.54	10.29	10.29
11	12/25/03	7.00	7.00	9.67	53	6/25/07	6.33	9.94	9.94
12	1/25/04	6.78	6.78	9.67	54	7/25/07	6.53	10.29	10.29
13	2/25/04	6.78	6.78	9.67	55	8/25/07	6.32	9.94	9.94
14	3/25/04	7.25	7.25	9.67	56	9/25/07	6.32	9.92	9.92
15	4/25/04	6.78	6.78	9.67	57	10/25/07	6.53	10.24	10.24
16	5/25/04	7.00	7.00	9.67	58	11/25/07	6.32	9.89	9.89
17	6/25/04	6.78	6.78	9.67	59	12/25/07	6.52	10.20	10.20
18	7/25/04	7.00	7.00	9.67	60	1/25/08	6.31	9.85	9.85
19	8/25/04	6.78	6.78	9.67	61	2/25/08	6.31	9.83	9.83
20	9/25/04	6.78	6.78	9.67	62	3/25/08	6.74	10.48	10.48
21	10/25/04	7.00	7.00	9.67	63	4/25/08	6.30	9.79	9.79
22	11/25/04	6.77	6.77	9.67	64	5/25/08	6.51	10.09	10.09
23	12/25/04	7.00	7.00	9.67	65	6/25/08	6.30	9.75	9.75
24	1/25/05	6.77	8.17	9.67	66	7/25/08	6.51	10.05	10.05
25	2/25/05	6.77	8.17	9.67	67	8/25/08	6.30	9.71	9.71
26	3/25/05	7.49	9.03	9.67	68	9/25/08	6.29	9.69	9.69
27	4/25/05	6.77	8.66	9.67	69	10/25/08	6.50	9.99	9.99
28	5/25/05	6.99	8.94	9.67	70	11/25/08	6.29	9.65	9.65
29	6/25/05	6.76	8.64	9.67	71	12/25/08	6.50	9.95	9.95
30	7/25/05	6.99	9.39	9.67	72	1/25/09	6.28	9.61	9.61
31	8/25/05	6.52	8.83	9.67	73	2/25/09	6.28	9.59	9.59
32	9/25/05	6.51	8.82	9.67	74	3/25/09	6.95	10.59	10.59
33	10/25/05	6.73	9.28	9.67	75	4/25/09	6.28	9.55	9.55
34	11/25/05	6.51	8.97	9.67	76	5/25/09	6.48	9.84	9.84
35	12/25/05	6.73	9.25	9.67	77	6/25/09	6.27	9.50	9.50
36	1/25/06	6.51	9.49	9.67	78	7/25/09	6.48	9.80	9.80
37	2/25/06	6.50	9.47	9.47	79	8/25/09	6.27	9.46	9.46
38	3/25/06	7.20	10.47	10.47	80	9/25/09	6.27	9.44	9.44
39	4/25/06	6.50	9.64	9.64	81	10/25/09	6.47	9.74	9.74
40	5/25/06	6.72	9.95	9.95	82	11/25/09	6.26	9.40	9.40
41	6/25/06	6.50	9.61	9.61	83	12/25/09	6.47	9.69	9.69
42	7/25/06	6.71	10.40	10.40					

(1) Assumes the 6-month LIBOR remains constant at 1.4056% and run at the pricing speed to call.
(2) Assumes the 6-month LIBOR instantaneously increases to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the pricing speed to call.
(3) Assumes 1-month LIBOR equal 20.00% and payments are received from the applicable Yield Maintenance Agreement(s).

Net WAC Rate related to the Class A-2 Certificates

Period	Pay Date	Net WAC Rate(1)	Net WAC Rate(2)	Effective Net WAC Rate(2) (3)	Period	Pay Date	Net WAC Rate(1)	Net WAC Rate(2)	Effective Net WAC Rate(2) (3)
1	2/25/03	4.98	4.98	9.68	43	8/25/06	6.23	9.48	9.48
2	3/25/03	7.29	7.29	9.68	44	9/25/06	6.23	9.71	9.71
3	4/25/03	6.58	6.58	9.68	45	10/25/06	6.43	10.18	10.18
4	5/25/03	6.80	6.80	9.68	46	11/25/06	6.23	9.84	9.84
5	6/25/03	6.58	6.58	9.68	47	12/25/06	6.43	10.15	10.15
6	7/25/03	6.80	6.80	9.68	48	1/25/07	6.22	9.82	9.82
7	8/25/03	6.58	6.58	9.68	49	2/25/07	6.08	9.65	9.65
8	9/25/03	6.58	6.58	9.68	50	3/25/07	6.73	10.69	10.69
9	10/25/03	6.80	6.80	9.68	51	4/25/07	6.08	9.65	9.65
10	11/25/03	6.58	6.58	9.68	52	5/25/07	6.28	9.95	9.95
11	12/25/03	6.70	6.70	9.68	53	6/25/07	6.07	9.61	9.61
12	1/25/04	6.49	6.49	9.68	54	7/25/07	6.28	9.93	9.93
13	2/25/04	6.49	6.49	9.68	55	8/25/07	6.07	9.59	9.59
14	3/25/04	6.94	6.94	9.68	56	9/25/07	6.07	9.58	9.58
15	4/25/04	6.49	6.49	9.68	57	10/25/07	6.27	9.89	9.89
16	5/25/04	6.70	6.70	9.68	58	11/25/07	6.07	9.56	9.56
17	6/25/04	6.49	6.49	9.68	59	12/25/07	6.27	9.86	9.86
18	7/25/04	6.70	6.70	9.68	60	1/25/08	6.07	9.52	9.52
19	8/25/04	6.49	6.49	9.68	61	2/25/08	6.07	9.50	9.50
20	9/25/04	6.49	6.49	9.68	62	3/25/08	6.48	10.13	10.13
21	10/25/04	6.70	6.70	9.68	63	4/25/08	6.06	9.46	9.46
22	11/25/04	6.49	6.49	9.68	64	5/25/08	6.27	9.76	9.76
23	12/25/04	6.70	6.70	9.68	65	6/25/08	6.06	9.42	9.42
24	1/25/05	6.49	7.14	9.68	66	7/25/08	6.26	9.72	9.72
25	2/25/05	6.49	7.14	9.68	67	8/25/08	6.06	9.39	9.39
26	3/25/05	7.18	8.71	9.68	68	9/25/08	6.06	9.37	9.37
27	4/25/05	6.48	8.35	9.68	69	10/25/08	6.26	9.66	9.66
28	5/25/05	6.70	8.62	9.68	70	11/25/08	6.06	9.33	9.33
29	6/25/05	6.48	8.34	9.68	71	12/25/08	6.26	9.62	9.62
30	7/25/05	6.70	8.83	9.68	72	1/25/09	6.05	9.29	9.29
31	8/25/05	6.24	8.29	9.68	73	2/25/09	6.05	9.27	9.27
32	9/25/05	6.24	8.52	9.68	74	3/25/09	6.70	10.24	10.24
33	10/25/05	6.44	8.96	9.68	75	4/25/09	6.05	9.23	9.23
34	11/25/05	6.24	8.66	9.68	76	5/25/09	6.25	9.52	9.52
35	12/25/05	6.44	8.94	9.68	77	6/25/09	6.05	9.19	9.19
36	1/25/06	6.23	8.89	9.68	78	7/25/09	6.25	9.48	9.48
37	2/25/06	6.23	8.88	8.88	79	8/25/09	6.05	9.15	9.15
38	3/25/06	6.90	10.13	10.13	80	9/25/09	6.05	9.13	9.13
39	4/25/06	6.23	9.32	9.32	81	10/25/09	6.25	9.42	9.42
40	5/25/06	6.44	9.62	9.62	82	11/25/09	6.04	9.10	9.10
41	6/25/06	6.23	9.29	9.29	83	12/25/09	6.24	9.38	9.38
42	7/25/06	6.44	9.81	9.81					

(1) Assumes the 6-month LIBOR remains constant at 1.4056% and run at the pricing speed to call.
(2) Assumes the 6-month LIBOR instantaneously increases to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the pricing speed to call.
(3) Assumes 1-month LIBOR equal 20.00% and payments are received from the applicable Yield Maintenance Agreement(s).

Net WAC Rate related to the Mezzanine Certificates

Period	Pay Date	Net WAC Rate(1)	Net WAC Rate(2)	Effective Net WAC Rate(2) (3)	Period	Pay Date	Net WAC Rate(1)	Net WAC Rate(2)	Effective Net WAC Rate(2) (3)
1	2/25/03	5.09	5.09	9.71	43	8/25/06	6.32	9.68	9.68
2	3/25/03	7.40	7.40	9.67	44	9/25/06	6.32	9.82	9.82
3	4/25/03	6.69	6.69	9.68	45	10/25/06	6.53	10.30	10.30
4	5/25/03	6.91	6.91	9.68	46	11/25/06	6.32	9.95	9.95
5	6/25/03	6.69	6.69	9.68	47	12/25/06	6.53	10.26	10.26
6	7/25/03	6.91	6.91	9.68	48	1/25/07	6.31	9.94	9.94
7	8/25/03	6.69	6.69	9.68	49	2/25/07	6.17	9.78	9.78
8	9/25/03	6.69	6.69	9.68	50	3/25/07	6.83	10.82	10.82
9	10/25/03	6.91	6.91	9.68	51	4/25/07	6.16	9.76	9.76
10	11/25/03	6.69	6.69	9.68	52	5/25/07	6.37	10.07	10.07
11	12/25/03	6.81	6.81	9.68	53	6/25/07	6.16	9.73	9.73
12	1/25/04	6.59	6.59	9.67	54	7/25/07	6.37	10.05	10.05
13	2/25/04	6.59	6.59	9.67	55	8/25/07	6.16	9.71	9.71
14	3/25/04	7.04	7.04	9.67	56	9/25/07	6.16	9.70	9.70
15	4/25/04	6.59	6.59	9.67	57	10/25/07	6.36	10.01	10.01
16	5/25/04	6.81	6.81	9.68	58	11/25/07	6.15	9.67	9.67
17	6/25/04	6.59	6.59	9.67	59	12/25/07	6.36	9.97	9.97
18	7/25/04	6.81	6.81	9.68	60	1/25/08	6.15	9.63	9.63
19	8/25/04	6.59	6.59	9.67	61	2/25/08	6.15	9.61	9.61
20	9/25/04	6.59	6.59	9.67	62	3/25/08	6.57	10.26	10.26
21	10/25/04	6.81	6.81	9.68	63	4/25/08	6.15	9.58	9.58
22	11/25/04	6.59	6.59	9.68	64	5/25/08	6.35	9.87	9.87
23	12/25/04	6.81	6.81	9.68	65	6/25/08	6.14	9.54	9.54
24	1/25/05	6.59	7.50	9.68	66	7/25/08	6.35	9.83	9.83
25	2/25/05	6.58	7.50	9.67	67	8/25/08	6.14	9.50	9.50
26	3/25/05	7.29	8.82	9.68	68	9/25/08	6.14	9.48	9.48
27	4/25/05	6.58	8.46	9.68	69	10/25/08	6.34	9.77	9.77
28	5/25/05	6.80	8.73	9.68	70	11/25/08	6.14	9.44	9.44
29	6/25/05	6.58	8.44	9.67	71	12/25/08	6.34	9.73	9.73
30	7/25/05	6.80	9.02	9.68	72	1/25/09	6.13	9.40	9.40
31	8/25/05	6.34	8.48	9.68	73	2/25/09	6.13	9.38	9.38
32	9/25/05	6.33	8.63	9.68	74	3/25/09	6.79	10.36	10.36
33	10/25/05	6.54	9.07	9.68	75	4/25/09	6.13	9.34	9.34
34	11/25/05	6.33	8.77	9.68	76	5/25/09	6.33	9.63	9.63
35	12/25/05	6.54	9.05	9.68	77	6/25/09	6.13	9.30	9.30
36	1/25/06	6.33	9.10	9.68	78	7/25/09	6.33	9.59	9.59
37	2/25/06	6.33	9.09	9.09	79	8/25/09	6.12	9.26	9.26
38	3/25/06	7.00	10.25	10.25	80	9/25/09	6.12	9.24	9.24
39	4/25/06	6.33	9.44	9.44	81	10/25/09	6.33	9.53	9.53
40	5/25/06	6.54	9.73	9.73	82	11/25/09	6.12	9.20	9.20
41	6/25/06	6.32	9.41	9.41	83	12/25/09	6.32	9.49	9.49
42	7/25/06	6.53	10.02	10.02					

(1) Assumes the 6-month LIBOR remains constant at 1.4056% and run at the pricing speed to call.
(2) Assumes the 6-month LIBOR instantaneously increases to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the pricing speed to call.
(3) Assumes 1-month LIBOR equal 20.00% and payments are received from the applicable Yield Maintenance Agreement(s).